As filed with the Securities and                     Registration No. 333-______
Exchange Commission on August 13, 1999
================================================================================

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                              ____________________

                         FORM S-3REGISTRATION STATEMENT
                                     UNDER
                           THE SECURITIES ACT OF 1933
                              ____________________

                           AAMES FINANCIAL CORPORATION
             (Exact Name of Registrant as Specified in its Charter)

       DELAWARE                                             95-4340340
(State or other jurisdiction of                           (I.R.S. Employer
    Incorporation or Organization)                        Identification No.)

                       350 SOUTH GRAND AVENUE, 52ND FLOOR
                          LOS ANGELES, CALIFORNIA 90071
                                 (323) 210-5000
    (Address, Including Zip Code, and Telephone Number, Including Area Code,
                  of Registrant's Principal Executive Offices)

                               ------------------

                             BARBARA S. POLSKY, ESQ.
             EXECUTIVE VICE PRESIDENT, SECRETARY AND GENERAL COUNSEL
                          AAMES FINANCIAL CORPORATION
                       350 SOUTH GRAND AVENUE, 52ND FLOOR
                          LOS ANGELES, CALIFORNIA 90071
                                 (323) 210-5000
            (Name, Address, Including Zip Code, and Telephone Number,
                   Including Area Code, of Agent For Service)

                              --------------------

                   Copies to:C.N. FRANKLIN REDDICK, III, ESQ.
                    TROOP STEUBER PASICH REDDICK & TOBEY, LLP
                       2029 CENTURY PARK EAST, 24TH FLOOR
                          LOS ANGELES, CALIFORNIA 90067
                                 (310) 728-3000

   Approximate date of commencement of proposed sale to the public: As soon as practicable after this registration statement becomes effective.
   If the only securities being registered on this form are being offered pursuant to dividend or interest reinvestment plans, please check the following box. [ ]
   If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box. [X]
   If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]
   If this form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration number of the earlier effective registration statement for the same offering. [ ]
   If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. [ ]

                               CALCULATION OF REGISTRATION FEE

------------------------------------------------------------------------------------------------
     TITLE OF EACH CLASS OF        PROPOSED MAXIMUM AGGREGATE     AMOUNT OF REGISTRATION FEE
  SECURITIES TO BE REGISTERED          OFFERING PRICE (2)
------------------------------------------------------------------------------------------------
    SUBSCRIPTION RIGHTS (1)                    $0                             $0
------------------------------------------------------------------------------------------------
 SERIES C CONVERTIBLE PREFERRED           $31,016,964                      $8,622.72
             STOCK
------------------------------------------------------------------------------------------------
        COMMON STOCK(3)                       (4)                             (4)
------------------------------------------------------------------------------------------------

(1)EVIDENCING THE RIGHT TO SUBSCRIBE FOR THE SERIES C CONVERTIBLE PREFERRED STOCK DESCRIBED BELOW. PURSUANT TO RULE 457(G), NO SEPARATE REGISTRATION FEE IS REQUIRED FOR THE SUBSCRIPTION RIGHTS SINCE THEY ARE BEING REGISTERED IN THE SAME REGISTRATION STATEMENT AS THE SERIES C CONVERTIBLE PREFERRED STOCK UNDERLYING THE SUBSCRIPTION RIGHTS.
(2)CALCULATED IN ACCORDANCE WITH RULE 457(O) BASED ON THE ESTIMATED MAXIMUM AGGREGATE OFFERING PRICE OF THE SERIES C CONVERTIBLE PREFERRED STOCK. THE REGISTRANT WILL OFFER ONE SUBSCRIPTION RIGHT FOR EACH SHARE OF COMMON STOCK OUTSTANDING ON THE RECORD DATE FOR THE OFFERING. THE PROPOSED MAXIMUM AGGREGATE OFFERING PRICE STATED ABOVE IS BASED ON THE NUMBER OF SHARES OF COMMON STOCK OUTSTANDING ON AUGUST 9, 1999.
(3)INCLUDES CERTAIN PREFERRED STOCK PURCHASE RIGHTS OF THE REGISTRANT, EXERCISABLE UPON THE OCCURRENCE OF CERTAIN EVENTS. SEE "DESCRIPTION OF CAPITAL STOCK--ANTI-TAKEOVEr PROVISIONS" IN THE PROSPECTUS WHICH CONSTITUTES A PART OF THIS REGISTRATION STATEMENT.
(4)SUCH INDETERMINATE NUMBER OF SHARES OF COMMON STOCK AS SHALL BE ISSUABLE UPON THE CONVERSION OF THE SERIES C CONVERTIBLE PREFERRED STOCK BEING REGISTERED HEREUNDER. NO SEPARATE CONSIDERATION WILL BE RECEIVED BY THE REGISTRANT UPON CONVERSION OF THE SERIES C CONVERTIBLE PREFERRED STOCK AND, ACCORDINGLY, NO ADDITIONAL REGISTRATION FEE IS PAYABLE PURSUANT TO RULE 457(I).


   THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE TIME UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(A) OF THE SECURITIES ACT OF 1933 OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(A), MAY DETERMINE.

================================================================================

--------------------------------------------------------------------------------

The information in this prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

--------------------------------------------------------------------------------

                   SUBJECT TO COMPLETION, DATED AUGUST__, 1999

                                   PROSPECTUS

                           AAMES FINANCIAL CORPORATION
            31,016,964 SHARES OF SERIES C CONVERTIBLE PREFERRED STOCK
                                $1.00 PER SHARE

      We are distributing subscription rights to purchase an aggregate of 31,016,964 shares of Series C Convertible Preferred Stock to the holders of our common stock. You may not transfer your subscription rights. You will receive one subscription right for each share of our common stock that you held on ____________, 1999. Each subscription right entitles you to purchase one share of Series C Convertible Preferred Stock for $1.00 per share. The subscription rights are exercisable beginning on the date of this prospectus and continuing until 5:00 p.m. New York City Time on ______, 1999.

      Neil B. Kornswiet, the President of Aames Financial Corporation, has agreed to purchase 1,667,000 shares of Series C Convertible Preferred Stock in the rights offering. Mr. Kornswiet will pay for his shares with a note given to Aames. His promise to pay the note will be secured by the Series C Convertible Preferred Stock he purchases in the rights offering. In addition, if less than 25 million shares of Series C Convertible Preferred Stock are purchased in this rights offering, Capital Z Financial Services Fund II, L.P., a major stockholder of Aames, has agreed to purchase the difference (up to 25 million shares of Series C Convertible Preferred Stock) for $1.00 per share.

                    THE SERIES C CONVERTIBLE PREFERRED STOCK

DIVIDEND RATE:

6.5% per year, which we may accrue and not pay in cash until June 30, 2001. Restrictions related to our debt will preclude us from paying cash dividends on the Series C Convertible Preferred Stock and all other shares of our capital stock for the foreseeable future.

VOTING:

The Series C Convertible Preferred Stock will vote with the common stock on an as-converted basis, EXCEPT THAT HOLDERS OF THE SERIES C CONVERTIBLE PREFERRED STOCK ARE NOT ENTITLED TO VOTE FOR OUR DIRECTORS.

CONVERSION:

You may convert each share of Series C Convertible Preferred Stock held by you into one share of common stock at any time. Also, the holders of a majority of the outstanding shares of Series C Convertible Preferred Stock may direct the conversion of all holders' shares of Series C Convertible Preferred Stock into common stock at any time.

REDEMPTION:

We may redeem all of the outstanding shares of Series C Convertible Preferred Stock at any time on or after February 10, 2009, or earlier if fewer than 25% of the shares of Series C Convertible Preferred Stock issued to Capital Z Financial Services Fund II, L.P. and its designated investor on February 10, 1999 are outstanding.

PRIORITY:

The Series C Convertible Preferred Stock will be senior to all of our common and preferred stock, except that the Series C Convertible Preferred Stock will be equal in seniority to our Series B Convertible Preferred Stock.

      We intend to file an application to list the Series C Convertible Preferred Stock for trading on the New York Stock Exchange under the symbol "___." Our common stock is traded on the New York Stock Exchange under the symbol "AAM." On August ___, 1999, the closing sale price of the common stock on the New York Stock Exchange was $________ per share.

----------------------------------------------------------------------
               SUBSCRIPTION PRICE          PROCEEDS TO US (BEFORE
                                                  EXPENSES)
----------------------------------------------------------------------
PER SHARE            $1.00                          $1.00
----------------------------------------------------------------------
TOTAL             $31,016,964                    $31,016,964
----------------------------------------------------------------------



     THE SERIES C CONVERTIBLE PREFERRED STOCK INVOLVES A HIGH DEGREE OF RISK AND SHOULD BE PURCHASED ONLY BY PERSONS WHO CAN AFFORD TO LOSE THEIR ENTIRE INVESTMENT. SEE "RISK FACTORS" BEGINNING ON PAGE 15.

      NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THESE SECURITIES OR PASSED UPON THE ADEQUACY OR ACCURACY OF THE PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.
                                 ---------------

              The date of this prospectus is ______________, 1999.

                                TABLE OF CONTENTS


                                                                       PAGE

Where You Can Find More Information......................................6
A Warning About Forward-Looking Statements...............................7
Prospectus Summary.......................................................9
Risk Factors............................................................15
Aames Financial Corporation.............................................23
The Capital Z Financing.................................................24
Use of Proceeds.........................................................25
Determination of the Subscription Price.................................25
The Rights Offering.....................................................25
Description of the Series C Convertible Preferred Stock.................31
Description of Capital Stock............................................33
Certain Federal Income Tax Consequences.................................35
Plan of Distribution....................................................38
Legal Matters...........................................................38
Experts.................................................................38

                       WHERE YOU CAN FIND MORE INFORMATION

      We file annual, quarterly and special reports, proxy statements and other information with the Securities and Exchange Commission. You can read and copy these documents at the SEC's Public Reference Room, located at 450 Fifth Street, NW, Room 1024, Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the public reference room. Our SEC filings are also available on the SEC's Website at "http://www.sec.gov." You can also read our SEC filings at the New York Stock Exchange, 20 Broad Street, New York, New York 10005.

      The SEC allows us to "incorporate by reference" in this prospectus the information we file with the SEC, which means that we can disclose important information to you by referring to the documents containing that information. The information incorporated by reference is an important part of this prospectus, and information that we file later with the SEC will automatically update and supersede this information. We incorporate by reference the documents listed below and any future filings made with the SEC under Sections 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934 (the "Exchange Act"), until the expiration of the rights offering made by this prospectus:

     o Our Annual Report on Form 10-K, as amended by Form 10-K/A for the year ended June 30, 1998.

     o    Our Quarterly Report on Form 10-Q for the quarter ended September 30,
          1998.

     o    Our Quarterly Report on Form 10-Q for the quarter ended December 31,
          1998.

     o    Our Quarterly Report on Form 10-Q for the quarter ended March 31,
          1999.

     o Our Current Report on Form 8-K dated August 12, 1998 filed with the SEC on August 24, 1998.

     o Our Current Report on Form 8-K dated November 16, 1998 filed with the SEC on November 19, 1998.

     o Our Current Report on Form 8-K dated December 14, 1998 filed with the SEC on December 16, 1998.

     o Our Current Report on Form 8-K dated December 23, 1998 filed with the SEC on December 31, 1998.

     o Our Current Report on Form 8-K dated January 29, 1999 filed with the SEC on February 1, 1999.

     o Our two Current Reports on Form 8-K, each dated February 2, 1999 and filed with the SEC on February 4, 1999.

     o Our Current Report on Form 8-K dated February 10, 1999 filed with the SEC on February 25, 1999.

     o Our Current Report on Form 8-K dated February 11, 1999 filed with the SEC on February 16, 1999.

     o Our Current Report on Form 8-K dated February 22, 1999 filed with the SEC on February 24, 1999.

     o Our Current Report on Form 8-K dated February 22, 1999 filed with the SEC on March 1, 1999.

     o Our Current Report on Form 8-K dated May 14, 1999 filed with the SEC on May 24, 1999.

     o Our Current Report on Form 8-K dated May 17, 1999 filed with the SEC on May 18, 1999.

     o Our Current Report on Form 8-K dated July 1, 1999, filed with the SEC on July 8, 1999.

     o    Our Proxy Statement on Schedule 14A dated August 6, 1999.

     o    Our Information Statement on Schedule 14F dated January 29, 1999.

     o Description of our common stock contained in our Registration Statement on Form 8-A filed with the SEC on October 22, 1991.

     o Description of our Series C Convertible Preferred Stock contained in our Registration Statement on Form 8-A filed with the SEC on ______, 1999.

     o Description of our preferred stock purchase rights contained in our Registration Statement on Form 8-A filed with the SEC on July 12, 1996.

      This prospectus is part of a registration statement we filed with the SEC. You may request a copy of the above information incorporated by reference, at no cost, by writing to or calling:

            Barbara S. Polsky, Esq.
            Executive Vice President, Secretary and General Counsel Aames Financial Corporation
            350 South Grand Avenue, 52nd Floor
            Los Angeles, California 90071
            (323) 210-5000

      You should rely only on the information incorporated by reference or provided in this prospectus or any supplement to this prospectus. We have not authorized anyone else to provide you with different information. We will not offer to sell the Series C Convertible Preferred Stock in any state where the offer is not permitted. You should not assume that the information in this prospectus or any supplement to this prospectus is accurate as of any date other than the date on the cover page of this prospectus or any supplement.


                  A WARNING ABOUT FORWARD-LOOKING STATEMENTS

      This prospectus contains or may incorporate by reference statements that constitute "forward-looking statements" within the meaning of Section 21E of the Securities Exchange Act of 1934 and Section 27A of the Securities Act of 1933. The words "expect," "estimate," "anticipate," "predict," "believe," and similar expressions and variations of such words are intended to identify forward-looking statements. Such statements appear in a number of places in this prospectus and include statements regarding our intent, belief or current expectations with respect to, among other things:

     o market conditions in the securitization, capital, credit and whole loan markets and their future impact on our operations;

     o trends affecting our liquidity position, including, but not limited to, our access to warehouse and other credit facilities and our ability to effect whole loan sales;

     o the impact of the various cash savings plans and other restructuring strategies that we are considering;

     o    our on-going efforts in improving our equity position;

     o    trends affecting our financial condition and results of operations;

     o    our plans to address the Year 2000 problem; and

     o    our business and liquidity strategies.

      We caution you not to put undue reliance on such forward-looking statements. Such forward-looking statements are not guarantees of our future performance and involve risks and uncertainties. Our actual results may differ materially from those projected in this prospectus, for the reasons, among others, discussed in this prospectus under the caption "Risk Factors." We undertake no obligation to publicly revise these forward-looking statements to reflect events or circumstances that arise after the date of this prospectus. In addition to the risks and uncertainties discussed below, our filings with the Securities and Exchange Commission contain additional information concerning risks and uncertainties that would cause actual results to differ materially from those projected or suggested in our forward-looking statements. You should carefully review the risk factors discussed in this prospectus and the documents that are incorporated by reference into this prospectus.

                               PROSPECTUS SUMMARY

      This summary highlights information contained elsewhere in this prospectus. This summary is not complete and does not contain all of the important information that you should consider before exercising your subscription rights. You should carefully read the entire prospectus.

                           AAMES FINANCIAL CORPORATION

      We are a consumer finance company primarily engaged in the business of originating, purchasing, selling and servicing home equity mortgage loans secured by single family residences. Our principal market is borrowers whose financing needs are not being met by traditional mortgage lenders for a variety of reasons, including the need for specialized loan products or credit histories that may limit such borrowers' access to credit. The residential mortgage loans that we originate and purchase, which include fixed and adjustable rate loans, are generally used by borrowers to consolidate indebtedness or to finance other consumer needs rather than to purchase homes.

      We originate and purchase loans nationally through three production channels--retail, broker and correspondent. In recent quarters, we have emphasized our core retail and broker loan production channels and decreased our reliance on correspondent purchases. During the three and nine months ended March 31, 1999, we originated and purchased $402 million and $1.68 billion, respectively, of mortgage loans.

      We retain the servicing on the loans that we originate or purchase and securitize. At March 31, 1999, we serviced all of our $4.05 billion servicing portfolio. In April 1999, we entered into a sub-servicing arrangement with a loan servicing company with respect to $394 million of loans primarily to reduce the burden on our cash resources caused by our obligation to advance interest on delinquent loans in our servicing portfolio

      As a fundamental part of our business and financing strategy, we sell our loans to third party investors in the secondary market. We maximize opportunities in our loan disposition transactions by selling our loan production through a combination of securitizations and whole loan sales, depending on market conditions, profitability and cash flows. We sold $394 million and $605 million of loans during the three months ended March 31, 1999 and 1998, respectively, and $1.6 billion and $1.8 billion of loans during the nine months ended March 31, 1999 and 1998, respectively. Of the total amount of loans sold during the nine months ended March 31, 1999 and 1998, $650 million and $1.4 billion were sold in securitizations, respectively. We did not complete a securitization during the quarters ended December 31, 1998, March 31, 1999 and June 30, 1999. We did complete a securitization of $393.3 million of mortgage loans in August 1999.

      We are a Delaware corporation formed in 1991. Our executive offices are located at 350 South Grand Avenue, 52nd Floor, Los Angeles, California 90071, and our telephone number is (323) 210-5000.

                             THE CAPITAL Z FINANCING

      In February 1999, Capital Z (through a partnership majority owned by it) invested $75 million in Series B Convertible Preferred Stock and Series C Convertible Preferred Stock, representing 69.6% of our total equity and voting power after the investment. Concurrently with this investment, persons designated by Capital Z purchased $1.5 million and Cary Thompson, our former Chief Executive Officer, purchased $250 thousand of the Series C Convertible Preferred Stock pursuant to a management investment agreement with Capital Z. In August 1999, Capital Z (through a partnership majority-owned by it) purchased an additional $25 million of Series C Convertible Preferred Stock. The Series B Convertible Preferred Stock and the Series C Convertible Preferred Stock are described in this prospectus as the Senior Preferred Stock. The $100 million investment in Aames by Capital Z is described in this prospectus as the Capital Z Financing. On September 13, 1999, we will hold our 1998 annual stockholders meeting. At that meeting, our stockholders will consider, among other things, proposed amendments to our certificate of incorporation to increase the number of shares of our authorized common and preferred stock and to effect a 1,000-for-1 forward stock split of our outstanding Senior Preferred Stock. These proposed amendments to our certificate of incorporation are referred to in this prospectus as the Recapitalization. After giving effect to the Recapitalization, Capital Z will beneficially own 26,704,000 shares of Series B

Convertible Preferred Stock and 73,296,000 shares of Series C Convertible Preferred Stock which were purchased in the Capital Z Financing at an effective purchase price of $1.00 per share.

      Subject to the Recapitalization, Capital Z has agreed, if less than 25 million shares of Series C Convertible Preferred Stock are purchased in the rights offering, to purchase the difference (up to 25 million shares of Series C Convertible Preferred Stock) for $1.00. This contractual commitment is referred to in this prospectus as the Standby Commitment.

                               THE RIGHTS OFFERING

THE SUBSCRIPTION RIGHTS

DISTRIBUTION OF SUBSCRIPTION RIGHTS

We are distributing to each of our common stockholders, at no charge, one subscription right for each share of common stock that you owned as of the close of business on _________, 1999. The subscription rights will be evidenced by nontransferable Right Certificates.

SUBSCRIPTION RIGHTS

Each subscription right entitles you to purchase one share of Series C Convertible Preferred Stock for $1.00. When you "exercise" a subscription right, that means you choose to purchase the Series C Convertible Preferred Stock that the subscription right entitles you to purchase. You may exercise any number of your subscription rights, or you may choose not to exercise any subscription rights. You cannot sell or give your subscription rights to anyone else--only you can exercise them.

EXPIRATION DATE; AMENDMENT AND TERMINATION

The subscription rights will expire at 5:00 p.m., New York City time, on ______________, 1999. We may extend the expiration date until , 1999 for any reason. We may amend or terminate the rights offering for any reason. If we terminate the rights offering, we will promptly return all subscription payments. We will not pay interest on, or deduct any amounts from, subscription payments returned if we terminate the rights offering. Subscription rights that remain unexercised at the expiration time will expire and will no longer be exercisable.

TRANSFERABILITY

You cannot sell or give your subscription rights to any person.

RISK FACTORS

The exercise of subscription rights involves certain risks. Exercising subscription rights means making an additional equity investment in us and should be carefully considered as you would with any other equity investment. Among other things, you should consider the risks described under the heading "Risk Factors" beginning on page 15.

STANDBY COMMITMENT

Subject to the Recapitalization, Capital Z has agreed, if less than 25 million shares of Series C Convertible Preferred Stock are purchased in the rights offering, to purchase the difference (up to 25 million shares of Series C Convertible Preferred Stock) for $1.00 per share.

RECORD DATE ______________, 1999, at 5:00 p.m., New York City time.

CONDITIONS TO THE RIGHTS OFFERING

The consummation of the rights offering is conditioned upon the completion of the Recapitalization and the approval of our application to list the Series C Convertible Preferred Stock and the underlying common stock for trading on the NYSE.

CERTAIN FEDERAL INCOME TAX CONSEQUENCES

Generally, you will not recognize taxable income in connection with the distribution or exercise of the subscription rights. You may recognize a gain or loss upon the sale of shares of Series C Convertible Preferred Stock acquired through exercise of the subscription right. You will not recognize taxable income on conversion of the Series C Convertible Preferred Stock acquired through exercise of the subscription rights. You may recognize a gain or loss upon the sale of shares of Common Stock acquired through conversion of the Series C Convertible Preferred Stock.

SERIES C CONVERTIBLE PREFERRED STOCK

CONVERSION

Each share of Series C Convertible Preferred Stock is convertible into one share of common stock. Each holder of Series C Convertible Preferred Stock may convert its shares at any time. All of the Series C Convertible Preferred Stock is convertible at the direction of the holder or holders of a majority of the outstanding shares of Series C Convertible Preferred Stock.

DIVIDENDS

Dividends on the Series C Convertible Preferred Stock will be cumulative and will accrue at an annual rate of 6.5% on the $1 stated value of each share of Series C Convertible Preferred Stock. Dividends will be payable quarterly in cash on March 31, June 30, September 30 and December 31 of each year, except that we may accrue and not pay dividends through June 30, 2001. We will pay dividends on the Series C Convertible Preferred Stock only if declared by our Board of Directors out of funds legally available to pay dividends. Restrictions related to our debt will preclude us from paying cash dividends on the Series C Convertible Preferred Stock and all other shares of our capital stock for the foreseeable future.

PRIORITY

The Series C Convertible Preferred Stock will rank senior in right to dividends and payment upon liquidation to all classes and series of our common and preferred stock, except that the Series C Convertible Preferred Stock will be equal in rank to the Series B Convertible Preferred Stock.

VOTING

The Series C Convertible Preferred Stock will vote in all matters on which our common stockholders vote on an as-converted basis with the common stock, EXCEPT THAT THE SERIES C CONVERTIBLE PREFERRED STOCK WILL NOT BE ENTITLED TO VOTE FOR OUR DIRECTORS.

REDEMPTION

We may redeem all of the outstanding shares of Series C Convertible Preferred Stock at any time on or after February 10, 2009, or earlier if fewer than 25% of the shares of Series C Convertible Preferred Stock issued on February 10, 1999 are outstanding.

MECHANICS OF THE OFFERING

PROCEDURE FOR EXERCISING SUBSCRIPTION RIGHTS

You may exercise subscription rights by properly completing and signing your rights certificate. You must deliver to the subscription agent your rights certificate with payment of the subscription price of $1.00 for each share of Series C Convertible Preferred Stock subscribed for on or prior to the date and time when the rights offering expires. If you use the United States mail to send your rights certificate, we recommend that you use insured, registered mail. If you cannot deliver your rights certificate to the subscription agent on time, you may use the procedures for guaranteed delivery described under "The Rights Offering -- Exercise of Subscription Rights." We will not pay interest on subscription payments.

Funds paid by uncertified personal checks may take five business days or more to clear. If you wish to pay the subscription price for Series C Convertible Preferred Stock by uncertified personal check, we urge you to make payment sufficiently in advance of the expiration date to ensure that your payment is received and clears in time. We urge you to consider using a certified or cashier's check, money order or wire transfer of funds to avoid missing the opportunity to exercise your subscription rights.

IN ORDER TO EXERCISE YOUR SUBSCRIPTION RIGHTS, YOU MUST EXERCISE THEM BEFORE THEY EXPIRE. ONCE YOU EXERCISE YOUR SUBSCRIPTION RIGHTS, YOU CANNOT REVOKE YOUR SUBSCRIPTION.

PERSONS HOLDING COMMON STOCK AND DESIRING TO EXERCISE SUBSCRIPTION RIGHTS THROUGH OTHERS

If you hold shares of our common stock through a broker, dealer or other nominee, we will send your rights certificate to your broker, dealer or nominee. Your broker, dealer or nominee will notify you of the rights offering. If you wish to exercise your subscription rights, you will need to have your broker, dealer or nominee act for you. You should contact them and request that they take the necessary and proper actions to sell or exercise your subscription rights.

HOW FOREIGN AND CERTAIN OTHER STOCKHOLDERS CAN EXERCISE SUBSCRIPTION RIGHTS

We will not mail rights certificates to you if you are a stockholder with an address outside the United States or if you have an Army Post Office (APO) or Fleet Post Office (FPO) address. Instead, the subscription agent will hold rights certificates for your account. To exercise such subscription rights, you must notify the subscription agent on or prior to 11:00 a.m., New York City time, on ___________, 1999, and establish to the satisfaction of the subscription agent that your exercise is permitted under applicable law.

ISSUANCE OF SERIES C CONVERTIBLE PREFERRED STOCK

We will issue certificates representing shares of Series C Convertible Preferred Stock purchased pursuant to the exercise of subscription rights as soon as practicable after the expiration of the rights offering.

SUBSCRIPTION AGENT

ChaseMellon Shareholder Services L.L.C. is acting as the subscription agent in connection with the rights offering. ChaseMellon's telephone number is ________.

LISTING

We intend to file an application to list the Series C Convertible Preferred Stock and the underlying common stock for trading on the New York Stock Exchange under the symbol "___." Our common stock is listed on the NYSE under the symbol "AAM."

USE OF PROCEEDS

We will receive approximately between $24 million and $30 million from the rights offering, after paying estimated offering expenses of $1 million. We will use the proceeds from the rights offering and the Capital Z Financing for general corporate purposes. See "Use of Proceeds."

                      SUMMARY CONSOLIDATED FINANCIAL DATA

      The selected consolidated financial and other data as of and for the years ended June 30, 1998, 1997, 1996, 1995 and 1994 are derived from our audited consolidated financial statements that are incorporated in this prospectus by reference. The selected consolidated financial and other data as of and for the three and nine months ended March 31, 1999 and 1998 are derived from our unaudited consolidated financial statements that are incorporated in this prospectus by reference. You should read the following data with the more detailed information contained in "Management's Discussion and Analysis of Financial Condition and Results of Operations" in our Annual Report on Form 10-K/A for the year ended June 30, 1998, and Quarterly Report on Form 10-Q for the Three Months Ended March 31, 1999, each of which is incorporated in this prospectus by reference.

                                               THREE MONTHS ENDED      NINE MONTHS ENDED
                                                    MARCH 31,              MARCH 31,
                                                    ---------              ---------
                                                1999      1998       1999         1998
                                                ----      ----       ----         ----

                                              (DOLLARS IN THOUSANDS EXCEPT PER SHARE DATA)
STATEMENT OF INCOME DATA:
  Revenue:
    Gain on sale of loans................... $    8,236     24,821     36,665     91,259
    Net gain or (loss) on valuation
      of interest-only strips...............          -      3,058   (186,451)    13,813
    Commissions.............................      9,005      7,515     26,751     20,531
    Loan service............................     11,656     11,634     32,510     31,778
    Fees and other..........................      7,917     12,510     30,667     36,997
                                                  -----     ------     ------     ------
        Total revenue.......................     36,814     59,538   (59,858)    194,378
    Total expenses..........................     88,967     55,601    203,614    153,841
                                                 ------     ------    -------    -------
    Income (loss) before income taxes.......    (52,153)     3,937   (263,472)    40,537
    Provision for income taxes..............    (16,174)     1,919    (29,582)    19,416
                                               --------      -----   --------     ------
    Net income (loss)....................... $  (35,979)     2,018  (233,890)     21,121
                                               =========     =====  =========     ======
    Net income (loss) per share (diluted)...      (1.16)      0.07     (7.55)       0.68
                                                 ======       ====     ======       ====
    Weighted average number of
     shares outstanding
    (in thousands) (diluted)................     31,007     28,740     30,997     35,097

     Cash dividends declared  per share..... $        -       0.03       0.03       0.10

CASH FLOW DATA:
    Provided by (used in) operating
     activities............................. $  (76,136)    26,239   (200,940)    19,613
    Used in investing activities............     (1,239)    (2,361)    (4,667)    (4,356)
    Provided by (used in) financing
     activities........ ....................     76,572     (3,892)   204,269    (13,482)
    Net increase (decrease) in cash and
      cash equivalents......................      (803)     19,986     (1,338)     1,775

                                                               FISCAL YEAR ENDED JUNE 30,
                                                               --------------------------
                                               1998         1997        1996         1995        1994
                                               ----         ----        ----         ----        ----

                                                     (DOLLARS IN THOUSANDS EXCEPT PER SHARE DATA)
STATEMENT OF INCOME DATA:
  Revenue:
    Gain on sale of loans..................   120,828      135,421      71,255      15,870       8,705
    Net gain or (loss) on valuation
      of interest-only strips..............    19,495      (18,950)          -           -           -
    Commissions............................    27,664       29,250      21,564      15,799      16,432
    Loan service...........................    51,642       31,131      20,394       8,791       6,099
    Fees and other.........................    46,860       37,679      15,215       7,940       5,595
                                               ------       ------      ------       -----       -----
        Total revenue......................   266,489      214,531     128,428      48,400      36,831
    Total expenses.........................   213,683      205,071      89,541      37,788      27,848
                                              -------      -------      ------      ------      ------
    Income (loss) before income taxes......    52,806        9,460      38,887      10,612       8,983
    Provision for income taxes.............    25,243        7,982      17,814       4,828       3,684
                                               ------        -----      ------       -----       -----
    Net income (loss)......................    27,563        1,478      21,073       5,784       5,299
                                               ======        =====      ======       =====       =====
    Net income (loss) per share (diluted)..      0.87         0.05        0.82        0.43        0.41
                                                 ====         ====        ====        ====        ====
    Weighted average number of
     shares outstanding
    (in thousands) (diluted)...............    35,749       28,371      27,248      13,532      13,127
                                               ======       ======      ======      ======      ======
     Cash dividends declared  per share....       .13          .13         .13         .13         .13
                                                  ===          ===         ===         ===         ===
CASH FLOW DATA:
    Provided by (used in) operating
     activities............................  (49,661)    (280,073)   (241,073)    (43,375)    (13,857)
    Used in investing activities...........   (5,163)      (8,864)     (5,885)       (988)       (870)
    Provided (used in) by financing
     activities............................    40,244      291,898     250,540      48,209      22,855
    Net increase (decrease) in cash and
      cash equivalents.....................  (14,580)        2,961       3,582       3,846       8,128

                                                                                              AT JUNE 30,
                                                                        ----------------------------------------------
                                           AT MARCH 31,   AT MARCH 31,
                                               1999          1998       1998      1997       1996      1995       1994
                                             ---------     ---------    ----      ----       ----      ----       ----
 BALANCE SHEET DATA:
Cash and cash equivalents                     10,984        28,667   $ 12,322     26,902     23,941     20,359     16,513
Servicing assets(2)                          348,073       479,652    522,632    360,892    167,740     50,421     18,780
Total assets                                 758,059       739,245    815,187    717,595    401,524    108,084     53,344
                                            --------      --------   --------   --------   --------   --------   --------
10.5% Senior Notes due 2002                   17,250        23,000     23,000     23,000     23,000     23,000        --
9.125% Senior Notes due 2003                 150,000       150,000    150,000    150,000       --         --          --
5.5% Convertible Subordinated Debentures
 due 2006                                    113,990       113,990    113,990    113,990    115,000       --          --

Other long-term debt                            --            --         --         --           45        144      1,104
                                            --------      --------   --------   --------   --------   --------   --------
     Total long-term debt                    281,240       286,990    286,990    286,990    138,045     23,144      1,104
Stockholders' equity                         136,121       258,394   $304,051    239,755    120,461     75,797     31,669

(1) As used throughout this document, interest-only strips includes overcollateralization amounts.

(2)   Represents the sum of interest-only strips and mortgage servicing rights.

                                  RISK FACTORS

      Investment in the Series C Convertible Preferred Stock covered by this prospectus involves a substantial degree of risk. You should carefully consider the following factors, together with the other information contained in this prospectus, before exercising your subscription rights to purchase the Series C Convertible Preferred Stock that we are offering.


NEGATIVE CASH FLOW AND CAPITAL NEEDS

   We operate on a negative cash flow basis (our cash expenditures exceed our cash earnings). Our negative cash flow arises mostly from our use of securitization to sell our loans. Each time we enter into a securitization transaction, we transfer a significant amount of loans that we recently originated or purchased to a separate entity, usually a trust. In exchange for the loans, we receive cash and an interest in the loans securitized. Our interest in the loans securitized is evidenced by the non-cash gain on sale we record at the closing of the securitization. The cash we receive from the trust is raised through the trust's sale of certificates or bonds. These certificates or bonds give the holders the right to receive principal payments on the securitized loans and the interest rate on the certificate or bond. The interest rate on the loans is higher than, usually substantially so, the interest rate on the certificates or bonds. The amount of that excess spread provides the basis for the non-cash gain we record at the closing. The actual amount of the gain is reduced by fees paid to us as servicer of the loans (collecting interest and managing delinquencies and foreclosures), fees paid to a back-up servicer, if any, and fees paid to an insurance company for a credit-enhancement policy, if one is issued. The gain recorded also reflects our estimate of the life of the loans (most of our loans prepay in under 3 years even though substantially all have 30 year terms) and estimated losses on the loans. A risk adjusted discount rate is then applied to the estimated cash flows. The end result is our non-cash gain on sale. The amount of the gain is added to the interest-only strips carried on our balance sheet. The interest-only strips represents the aggregate amount of gain on sale recorded on all of our securitizations. This amount is adjusted through amortization (payments received by the trusts) and actual prepay or loss performance that is different from our original estimates. In a securitization, we record as income the non-cash gain on sale of the loans securitized upon the closing of the securitization. We receive the cash representing the gain over the actual life of the loans securitized.

   Our primary uses of cash relate to our use of securitizations to sell our loans. These uses include:

     o mortgage loan originations and purchases before their securitization and sale;

     o fees, expenses and hedging costs, if any, incurred for the securitization of loans;

     o cash reserve accounts or overcollateralization required in the securitization and sale of loans;

     o tax payments generally due on recognition of non-cash gain on sale recorded in the securitizations;

     o    ongoing administrative and other operating expenses;

     o interest and principal payments under our credit facilities and other existing indebtedness;

     o cash advances made on delinquent loans included in our loan servicing portfolio; and

     o    costs of expanding our loan production units.

   We did not execute a securitization during the quarters ended March 31, 1999 and June 30, 1999 and relied on whole loan sales for cash. We did complete a securitization in August 1999. Whole loan sales and this securitization are not sufficient to eliminate our negative cash flow. We have implemented and have under discussion various cash savings plans. However, we may be unable to implement these plans. Even if we do implement these plans, cash expenditures may still exceed cash income. Therefore, we need continued access to short- and long-term external sources of cash to fund our operations.

   Our primary sources of cash are expected to be cash from the rights offering, warehouse (loan origination) facilities, working capital (bank credit) facilities, transactions by which we monetize our servicing advance receivables, securitizations and whole loan sales.

   Our primary and potential sources of cash as described in the paragraph above should be sufficient to fund our cash requirements through at least the next 12 months, but only if our future operations are consistent with our current growth expectations. If available at all, the type, timing and terms of financing selected by us will be dependent upon our cash needs, the availability of other financing sources, limitations under debt covenants and the prevailing conditions in the financial markets. However, we are not sure that these sources of cash will be available when needed. Even if the sources of cash are available, the providers of cash may impose terms that are not favorable to us. As a result of the limitations described above, we may be restricted in the amount of loans that we will be able to produce and dispose of.

DELINQUENCIES AND LOSSES IN SECURITIZATION TRUSTS; RIGHT TO TERMINATE MORTGAGE SERVICING; NEGATIVE IMPACT ON CASH FLOW

   A substantial majority of our servicing portfolio consists of loans securitized by us and sold to real estate mortgage investment conduits or owner trusts in securitization transactions. Generally, the agreement entered into in connection with these securitizations contains specified limits on delinquencies (i.e., loans past due 90, or in some cases 60, days or more) and losses that may be incurred in each trust. Losses occur when the cash we receive from the sale of foreclosed properties, less sales expenses, is less than the principal balances of the loans previously secured by those properties and related interest and servicing advances (see below).

   A majority of our securitization transactions were credit-enhanced by an insurance policy issued by a monoline insurance company. That insurance policy protects the securitization investor against certain losses. If, at any measuring date, the delinquencies or losses with respect to any trust credit-enhanced by monoline insurance were to exceed the delinquency or loss limits applicable to that trust, provisions of the agreements permit the monoline insurance company to terminate our rights to service the loans in the affected trust.

   Higher delinquency rates hurt our cash flows. When delinquency rates exceed the limit specified in the securitization agreement, our right to receive cash from the trust is delayed. When delinquency rates exceed the specified amount, we are required to use the cash flows from the trust to make accelerated payments of principal on the certificates or bonds issued by the trust. These accelerated payments increase the overcollateralization levels (the amount that the principal balance of the loans in the trust exceeds the principal balance of the certificates or bonds issued by the trust). We do not receive distributions from the trust until after the required overcollateralization levels are met. Generally, provisions in the securitization agreements have the effect of requiring the overcollateralization amount to be increased up to approximately twice the level otherwise required when the delinquency rates do not exceed the specified limit. As of March 31, 1999, we were required to maintain an additional $76.4 million in overcollateralization amounts as a result of the level of the delinquency rates above that which would have been required to be maintained if the applicable delinquency rates had been below the specified limit. Of this amount, at March 31, 1999, $41.0 million remains to be added to the overcollateralization amounts from future spread income on the loans held by these trusts.

   Higher delinquency rates also negatively affect our cash flows because we act as servicer of the loans in the trust. As the servicer, we are required to use our cash to pay (advance) to the trust past due interest.

   Higher delinquency and loss levels may also affect our reported earnings. We apply certain assumptions with respect to expected losses on loans in a securitization trust to determine the amount of non-cash gain on sale that we record at the closing of a securitization transaction. If actual losses exceed those assumptions, we may be required to take a charge to earnings. The charge to earnings would result in an adjustment to the carrying value of the interest-only strips recorded on our balance sheet.

   At March 31, 1999, the dollar volume of loans delinquent more than 90 days in our 10 securitization trusts formed in December 1992 and during the period from March 1995 to March 1997 exceeded the permitted limit in the related securitization agreements.

   We have implemented various plans to lower the delinquency rates in our future trusts, including diversifying the loans we originate and purchase to include higher credit grade loans. The delinquency rate at March 31, 1999 was 16.4% and at June 30, 1998 was 15.4%.

   Five of the ten trusts referred to above (representing in the aggregate 15.4% of the dollar volume of our servicing portfolio) exceeded loss limits at March 31, 1999. The limit that has been exceeded provides that losses may not exceed a certain threshold (which ranges from .50% to .94% of the original pool balances in the relevant securitization trusts) on a rolling 12 month basis.

   Although the monoline insurance company has the right to terminate servicing with respect to the trusts that exceed the delinquency and loss limits, no servicing rights have been terminated and we believe that it is unlikely that we will be terminated as servicer. We cannot be sure, however, that our servicing rights with respect to the mortgage loans in such trusts, or any other trusts which exceed the specified delinquency or loss limits in future periods, will not be terminated.

   We believe that current loss levels have increased in part due to our recently implemented strategy of minimizing the period of time foreclosed properties are held before sale. In this way, we reduce carrying costs. The implementation of this strategy accelerated the volume of foreclosed properties sold. Current loss levels have also increased due to the aging of the lower credit grade loans purchased in bulk and included in our earlier securitization trusts. The losses incurred on those lower credit grade loans are higher than we originally anticipated. We no longer purchase large volumes of lower credit grade loans in bulk purchases. We expect the accelerated efforts to sell properties to have a short-term impact on loss levels. We expect the aging of the lower credit grade bulk portfolio and the current origination of higher credit grade loans to contribute to an increase in losses over time.

   Further, the adverse market conditions that existed in the quarter ended December 31, 1998 and, to a lesser extent, March 31, 1999, resulted in

     o the tightening of underwriting guidelines by purchasers of whole loans, and

     o    the insolvency of several large subprime home equity lenders.

   These factors have had the effect of decreasing the availability of credit to delinquent lower credit grade borrowers who in the past had avoided default by refinancing their loans with other lenders. We believe that this will increase our level of losses.

RISK OF CHANGES IN INTEREST RATE ENVIRONMENT

   A substantial and sustained increase in long-term interest rates could, among other things:

     o    decrease the demand for consumer credit;

     o    adversely affect our ability to originate or purchase loans; and

     o    reduce the average size of loans we underwrite.

   A significant decline in long-term interest rates could increase the level of loan prepayments. An increase in prepayments would decrease the size of, and servicing income from, our servicing portfolio. Our expectations as to prepayment are used to determine the amount of non-cash gain on sale recorded at the closing of a securitization transaction. An increase in prepayment rates could result in a charge to earnings if the rate is faster than originally expected. The charge to earnings would result in an adjustment to the carrying value of the interest-only strips recorded on our balance sheet.

   A substantial and sustained increase in short-term interest rates could, among other things,

     o    increase our borrowing costs (most of which are tied to those rates);
          and

     o reduce the gains recorded by us upon the securitization and sale of loans.

YEAR 2000 COMPLIANCE AND TECHNOLOGY ENHANCEMENTS

    As part of our overall systems enhancement program, we are using both internal and external resources to identify, correct, reprogram or replace, and test our systems for year 2000 compliance. It is anticipated that all of our year 2000 compliance efforts will be completed on time. We cannot be sure, however, that the systems of other companies on which our systems rely will be timely reprogrammed for year 2000 compliance.

   Certain state regulatory authorities have imposed early deadlines for year 2000 compliance. We are unable to meet those deadlines. If we are unable to satisfy those regulators that our year 2000 compliance effort is adequate, our license to conduct business in a state could be revoked or not renewed.

   We have recently installed and are testing a year 2000 compliant loan origination system that is expected to add approximately $2.0 million per year to our technology costs over the next three years. Other technology enhancements are being reviewed but, to date, the costs for those enhancements have not been determined.

PREPAYMENT RISK

   If actual prepayments occur more quickly than was projected at the time loans were sold, the carrying value of the interest-only strips may have to be adjusted through a charge to earnings in the period of adjustment. The rate of prepayment of loans may be affected by a variety of economic and other factors. We estimate prepayment rates based on our expectations of future prepayment rates, which are based, in part, on the historic performance of our loans and other considerations.

CREDIT RISK

   Loans made to borrowers in the lower credit grades have historically resulted in a higher risk of delinquency and loss than loans made to borrowers who use conventional mortgage sources. We believe that the underwriting criteria and collection methods we use permit us to mitigate the higher risks inherent in loans made to these borrowers. However, we cannot be sure that those criteria or methods will protect us against those risks. In the event that loans we originate and purchase experience higher delinquencies, foreclosures or losses than anticipated, our results of operations or financial condition could be adversely affected.

   All of our loans are collateralized by residential property. The value of the property collateralizing our loans may not be sufficient to cover the principal amount of the loans in the event of liquidation. Losses not covered by the underlying properties could have a material adverse effect on our results of operations and financial condition. In addition, historical loss rates affect the assumptions used by us in computing our non-cash gain on sale. If actual losses exceed those assumptions, we may be required to take a charge to earnings.

   Adjustable rate loans account for a substantial portion of the mortgage loans that we originate or purchase. Substantially all of the adjustable rate mortgages include a "teaser" rate, i.e., an initial interest rate significantly below the fully indexed interest rate at origination. Although these loans are underwritten at the indexed rate as of the first adjustment date, credit-impaired borrowers may encounter financial difficulties as a result of increases in the interest rate over the life of the loan.

BASIS RISK

   The value of our interest-only strips created as a result of the securitization of adjustable rate mortgage ("ARM") loans is subject to so-called basis risk. Basis risk arises when the ARM (including fixed initial rate mortgage) loans in a securitization trust bear interest based on an index or adjustment period that is different from the certificates or bonds issued by the trust. Accordingly, in the absence of effective hedging (loss mitigation) strategies, in a period of increasing interest rates, the value of the interest-only strips would be adversely affected because the interest rates on the certificates or bonds issued by a securitization trust could adjust faster than the interest rates on our ARMs in the trust. ARMs are typically subject to periodic and lifetime interest rate caps, which limit the amount an ARM's interest rate can change during any given period. In a period of rapidly increasing interest rates, the value of the interest-only strips could be adversely affected in the absence of effective hedging strategies because the interest rates on the certificates or bonds issued by a securitization trust could increase without limitation by caps, while the interest rates on our ARMs would be so limited.

DEPENDENCE ON FUNDING SOURCES

   We use cash draws under credit facilities, referred to as warehouse and repurchase facilities, to fund new originations and purchases of mortgage loans before securitization or sale. We currently have three committed lines with aggregate borrowing capacity of $590 million and one $100 million uncommitted repurchase line. We recently entered into a transaction pursuant to which we sold certain accounts receivable representing servicing advances we had previously made and engaged an investment bank to make a substantial portion of future servicing advances on substantially all of the loans in our servicing portfolio. As servicer of the loans we securitize, we are required to advance, "loan," to the trusts delinquent interest. In addition, as servicer , we advance to the trusts foreclosure related expenses, and certain tax and insurance remittances relating to loans serviced. To the extent that we are unable to maintain existing facilities, arrange new warehouse, repurchase or other credit facilities or obtain additional commitments to sell whole loans for cash, we may have to curtail loan origination and purchasing activities. This would have a material adverse effect on our financial position and results of operations and jeopardize our ability to continue to operate as a going concern.

RISK OF ADVERSE CHANGES IN THE SECONDARY MARKET FOR MORTGAGE LOANS

      We must be able to sell loans we originate and purchase in the securitization and whole loan market to generate cash proceeds to pay down our warehouse and repurchase facilities and fund new originations and purchases. See "-- Dependence on Funding Sources." Our ability to sell loans in the securitization and whole loan markets on acceptable terms is essential for the continuation of our loan origination and purchase operations. The value of and market for our loans are dependent upon a number of factors, including general economic conditions, interest rates and governmental regulations. Adverse changes in these factors may affect our ability to securitize or sell whole loans for acceptable prices within a reasonable period of time. Adverse changes in the global markets severely weakened the asset-backed market in the quarter ended December 31, 1998. We continued to feel those effects in the quarter ended March 31, 1999. During the December quarter, we entered into a mandatory forward commitment to sell $750 million of our loan production based on a pricing formula that reflected the negative market conditions that then existed. That forward commitment permitted us to continue to operate under our restricted warehouse capacity. Changes we made to our underwriting guidelines and pricing during the second fiscal quarter to conform to the forward commitment's pricing formula maximized the profitability of that formula during the March quarter. Even with the maximized profitability, the forward's pricing formula was still lower than securitization gains and lower than then current whole loan prices, which steadily increased throughout the quarter. Still, the size of the forward commitment effectively required us to sell substantially all of our loan production under the forward commitment. Therefore, we were unable to reap the benefit of the improved whole loan prices.

   To facilitate the sale of certificates or bonds issued by the securitization trust, we must obtain investment grade ratings for the certificates or bonds. To obtain those credit ratings, we credit-enhance the securitization trust. The overcollateralization amount (the amount by which the principal amount of the loans in the securitization trust exceeds the principal amount of the certificates or bonds issued by the trust) is one form of credit enhancement. Additionally, we either obtain an insurance policy to protect holders of the certificates or bonds against certain losses, or sell subordinated interests in the securitization trusts.

   Our financial position and results of operations would be materially affected if investors were unwilling to purchase interests in our securitization trusts or monoline insurance companies were unwilling to provide financial guarantee insurance for the certificates or bonds sold. Other accounting, tax or regulatory changes could also adversely affect our securitization program.

   We rely on institutional purchasers, such as investment banks, financial institutions and other mortgage lenders, to purchase our loans in the whole loan market. We cannot be sure that the purchasers will be willing to purchase loans on satisfactory terms or that the market for such loans will continue. Our results of operations and financial condition could be materially adversely affected if we could not successfully identify whole loan purchasers or negotiate favorable terms for loan purchases.

DEPENDENCE ON BROKER NETWORK

   We depend on independent mortgage brokers for the origination and purchase of our broker loans, which constitute a significant portion of our loan production. These independent mortgage brokers negotiate with multiple lenders for each prospective borrower. We compete with these lenders for the independent brokers' business on pricing, service, loan fees, costs and other factors. Our competitors also seek to establish relationships with such brokers, who are not obligated by contract or otherwise to do business with us. Our future results of operations and financial condition may be vulnerable to changes in the volume and cost of its broker loans resulting from, among other things, competition from other lenders and purchasers of such loans.

COMPETITION

   We face intense competition in the business of originating, purchasing and selling mortgage loans. Competition among industry participants can take many forms, including convenience in obtaining a loan, customer service, marketing and distribution channels, amount and term of the loan, loan origination fees and interest rates. Many of our competitors are substantially larger and have considerably greater financial, technical and marketing resources than we do. Our competitors in the industry include other consumer finance companies, mortgage banking companies, commercial banks, investment banks, credit unions, thrift institutions, credit card issuers and insurance companies. In the future, we may also face competition from government-sponsored entities, such as FNMA and FHLMC. These government-sponsored entities may enter the subprime mortgage market and target potential customers in our highest credit grades, who constitute a significant portion of our customer base.

   The historical level of gains realized on the sale of subprime mortgage loans could attract additional competitors into this market. Certain large finance companies and conforming mortgage originators have announced their intention to originate, or have purchased companies that originate and purchase, subprime mortgage loans, and some of these large mortgage companies, thrifts and commercial banks have begun offering subprime loan products to customers similar to our targeted borrowers. In addition, establishing a broker-sourced loan business requires a substantially smaller commitment of capital and human resources than a direct-sourced loan business. This relatively low barrier to entry permits new competitors to enter this market quickly and compete with our broker lending business.

   Additional competition may lower the rates we can charge borrowers and increase the cost to purchase loans, which could potentially lower the gain on future loan sales or securitizations. Increased competition may also reduce the volume of our loan origination and loan sales and increase the demand for our experienced personnel and the potential that such personnel will leave for competitors.

   Competitors with lower costs of capital have a competitive advantage over us. During periods of declining rates, competitors may solicit our customers to refinance their loans. In addition, during periods of economic slowdown or recession, our borrowers may face financial difficulties and be more receptive to the offers of our competitors to refinance their loans.

   Our correspondent and broker programs depend largely on independent mortgage bankers and brokers and other financial institutions for the purchases of new loans. Our competitors also seek to establish relationships with the same sources.

CONCENTRATION OF OPERATIONS IN CALIFORNIA

   At March 31, 1999, 21.8% of the loans we serviced were collateralized by residential properties located in California. Because of this concentration in California, our financial position and results of operations have been and are expected to continue to be influenced by general trends in the California economy and its residential real estate market. Residential real estate market declines may adversely affect the values of the properties collateralizing loans. If the principal balances of our loans, together with any primary financing on the mortgaged properties, equal or exceed the value of the mortgaged properties, we could incur higher losses on sales of properties collateralizing foreclosed loans. In addition, California historically has been vulnerable to certain natural disaster risks, such as earthquakes and erosion-caused mudslides, which are not typically covered by the standard hazard insurance policies maintained by borrowers. Uninsured disasters may adversely impact our ability to recover losses on properties affected by such disasters and adversely impact our results of operations.

TIMING OF LOAN SALES

   Our loan disposition strategy calls for substantially all of our production to be sold in the secondary market each quarter. However, market and other considerations, including the conformity of loan pools to monoline insurance company and rating agency requirements, could affect the timing of the sale transactions. Any delay in the sale of a significant portion of our loan production beyond a quarter-end would postpone the recognition of gain on sale related to such loans until their sale and would likely result in losses for the quarter.

ECONOMIC CONDITIONS

   The risks associated with our business become more acute in any economic slowdown or recession. Periods of economic slowdown or recession may be accompanied by decreased demand for consumer credit and declining real estate values. Any material decline in real estate values reduces the ability of borrowers to use home equity to support borrowings. Material declines in real estate values also weakens collateral coverage and increases the possibility of a loss in the event of liquidation. Further, delinquencies, foreclosures and losses generally increase during economic slowdowns or recessions. Because of our focus on credit-impaired borrowers, the actual rates of delinquencies, foreclosures and losses on such loans could be higher than those generally experienced in the mortgage lending industry. In addition, in an economic slowdown or recession, our servicing costs may increase. Any sustained period of increased delinquencies, foreclosure, losses or increased costs could adversely affect our ability to securitize or sell loans in the secondary market and could increase the cost of these transactions. See "-- Credit Risk" and "-- Risk of Adverse Changes in the Secondary Market for Mortgage Loans."

CONTINGENT RISKS

      Although we sell substantially all the mortgage loans which we originate or purchase, we retain some degree of credit risk on substantially all loans sold where we continue to service (collect loan payments and manage late payments and defaults). During the period of time that loans are held before sale, we are subject to the various business risks associated with the lending business including the risk of borrower default, the risk of foreclosure and the risk that a rapid increase in interest rates would result in a decline in the value of loans to potential purchasers. Cash flows from the securitization trust are represented by the interest rate earned on the loans in the trust over the amount of interest paid by the trust to the holders of the certificates or bonds issued by the trust, plus certain monoline and servicing fees. The agreements governing our securitization program require us to credit-enhance the securitization trust by either establishing deposit accounts or building overcollateralization levels. Deposit accounts are established by maintaining a portion of the excess cash flows in a trust deposit account. Overcollateralization levels are built up by applying these excess cash flows to reduce the principal balances of the certificates or bonds issued by the trust. Those amounts are available to fund losses realized on loans held by such trust. We continue to be subject to the risks of default and foreclosure following securitization and the sale of loans to the extent excess cash flows are required to be maintained in the deposit account or applied to build up overcollateralization, as opposed to being distributed to us. In addition, agreements governing our securitization program and whole loan sales require us to commit to repurchase or replace loans which do not conform to our representations and warranties at the time of sale.

   When borrowers are delinquent in making monthly payments on loans included in a securitization trust, as servicer of the loans in the trust, we are required to advance interest payments with respect to such delinquent loans. These advances require funding from our capital resources, but have priority of repayment from collections or recoveries on the loans in the related pool in the succeeding month.

  In the ordinary course of our business, we are subject to claims made against us by borrowers and private investors arising from, among other things, losses that are claimed to have been incurred as a result of alleged breaches of fiduciary obligations, misrepresentations, errors and omissions of our employees and officers, incomplete documentation and failures to comply with various laws and regulations applicable to our business. We believe that liability with respect to any currently asserted claims or legal actions is not likely to be material to our financial position or results of operations. However, any claims asserted in the future may result in legal expenses or liabilities which could have a material adverse effect on our financial position and results of operations.

GOVERNMENT REGULATION

   Our operations are subject to extensive regulation, supervision and licensing by federal, state and local governmental authorities and are subject to various laws and judicial and administrative decisions imposing requirements and restrictions on part or all of our operations. Our consumer lending activities are subject to the Federal Truth-in-Lending Act and Regulation Z (including the Home Ownership and Equity Protection Act of 1994), the Federal Equal Credit Opportunity Act, as amended, and Regulation B, the Fair Credit Reporting Act of 1970, as amended, the Federal Real Estate Settlement Procedures Act and Regulation X, the Home Mortgage Disclosure Act, the Federal Debt Collection Practices Act and the National Housing Act of 1934, as well as other federal and state statutes and regulations affecting our activities. We are also subject to the rules and regulations of, and examinations by, state regulatory authorities with respect to originating, processing, underwriting, selling, securitizing and servicing loans. These rules and regulations, among other things, impose licensing obligations on us, establish eligibility criteria for mortgage loans, prohibit discrimination, govern inspections and appraisals of properties and credit reports on loan applicants, regulate assessment, collection, foreclosure and claims handling, investment and interest payments on escrow balances and payment features, mandate certain disclosures and notices to borrowers and, in some cases, fix maximum interest rates, fees and mortgage loan amounts. Failure to comply with these requirements can lead to loss of approved status, certain rights of rescission for mortgage loans, class action lawsuits and administrative enforcement action.

   Members of Congress and government officials have from time-to-time suggested the elimination of the mortgage interest deduction for federal income tax purposes, either entirely or in part, based on borrower income, type of loan or principal amount. Because many of our loans are made to borrowers for the purpose of consolidating consumer debt or financing other consumer needs, the competitive advantages of tax deductible interest, when compared with alternative sources of financing, could be eliminated or seriously impaired by such government action. Accordingly, the reduction or elimination of these tax benefits could have a material adverse effect on the demand for loans of the kind offered by us.

RESTRICTIONS ON CASH DIVIDENDS.

      The indentures governing certain of our outstanding indebtedness as well as our other credit agreements limit our ability to pay cash dividends on our capital stock, including the Series C Convertible Preferred Stock offered in this rights offering. Under the most restrictive of these limitations, we will be prevented from paying cash dividends on the Series C Convertible Preferred Stock for the foreseeable future.

NO REVOCATION OF EXERCISE OF SUBSCRIPTION RIGHTS; CANCELLATION OF RIGHTS
OFFERING.

      Once you exercise your subscription rights, you may not revoke the exercise. If we elect to withdraw or terminate the rights offering, neither we nor the subscription agent will have any obligation with respect to the subscription rights except to return, without interest, any subscription payments.

CONTROL BY PRINCIPAL STOCKHOLDER

      Following completion of the rights offering, Capital Z will beneficially own Senior Preferred Stock representing 61.1% of combined voting power if all the Series C Convertible Preferred Stock offered in the rights offering are purchased by our common stockholders and 78.2% of our combined voting power if none of the Series C Convertible Preferred Stock offered in the rights offering are purchased by our common stockholders (other than by our President, Neil B. Kornswiet, who is contractually obligated to purchase 1.67 million shares in the rights offering) and 25 million shares of the Series C Convertible Preferred Stock are purchased by Capital Z pursuant to the Standby Commitment. As a result of its beneficial ownership, Capital Z has, and will continue to have, sufficient voting power to determine our direction and policies and the election of our Series B Directors, 46.3% of the voting power entitled to elect the Common Stock Directors and 61.1% of the voting power entitled to vote with respect to all other matters, assuming that all of the shares of Series C Convertible Preferred Stock offered in the rights offering are purchased by the holders of the common stock.

MARKET CONSIDERATIONS

      To exercise your subscription rights, you must pay the subscription price of $1.00 per share of Series C Convertible Preferred Stock. The subscription price is not necessarily related to our assets, book value or net worth or any other established criteria of value, and may not be indicative of the fair value of the Series C Convertible Preferred Stock. We cannot assure you that the Series C Convertible Preferred Stock will trade at prices equal to or greater than the subscription price. In addition, there can be no assurance that the market price of our common stock will not decline during the subscription period or following the issuance of the subscription rights and the issuance of the shares of Series C Convertible Preferred Stock. Nor can we assure you that you will be able to sell your shares of Series C Convertible Preferred Stock purchased in the rights offering at a price equal to or greater than the subscription price.

                           AAMES FINANCIAL CORPORATION

GENERAL

      We are a consumer finance company primarily engaged in the business of originating, purchasing, selling, and servicing home equity mortgage loans secured by single family residences. Upon our formation in 1991, we acquired Aames Home Loan, a home equity lender founded in 1954. In August 1996, we acquired One Stop Mortgage, Inc., which originates mortgage loans primarily through a broker network. In March 1998, we augmented our retail production by establishing One Stop Retail Direct. Unlike our traditional retail network, which uses a centralized marketing approach, One Stop Retail Direct uses a decentralized marketing approach at the branch level.

      Our principal market is borrowers whose financing needs are not being met by traditional mortgage lenders for a variety of reasons, including the need for specialized loan products or credit histories that may limit such borrowers' access to credit. We believe these borrowers continue to represent an underserved niche of the home equity loan market and present an opportunity to earn a superior return for the risk assumed. The residential mortgage loans that we originate and purchase, which include fixed and adjustable rate loans, are generally used by borrowers to consolidate indebtedness or to finance other consumer needs rather than to purchase homes.

      We originate and purchase loans nationally through three production channels--retail, broker and correspondent. In recent quarters, we have emphasized our core retail and broker loan production channels and decreased our reliance on correspondent purchases. During the three and nine months ended March 31, 1999, we originated and purchased $402 million and $1.68 billion, respectively, of mortgage loans. We underwrite and appraise every loan that we originate and we generally review appraisals and re-underwrite all loans that we purchase. Included in the $1.68 billion of loans that we originated during the nine months ended March 31, 1999 is $14.4 million of commercial loans originated through our commercial loan division which ceased operations in January 1999.

      We retain the servicing on the loans that we originate or purchase and securitize. At March 31, 1999, we serviced all of our $4.05 billion servicing portfolio. In April 1999, we entered into a sub-servicing arrangement with a loan servicing company with respect to $394 million of loans primarily to reduce the burden on our cash resources caused by our obligation to advance interest on delinquent loans in our servicing portfolio.

      As a fundamental part of our business and financing strategy, we sell our loans to third party investors in the secondary market. We maximize opportunities in our loan disposition transactions by selling our loan production through a combination of securitizations and whole loan sales, depending on market conditions, profitability and cash flows. We sold $394 million and $605 million of loans during the three months ended March 31, 1999 and 1998, respectively, and $1.6 billion and $1.8 billion of loans during the nine months ended March 31, 1999 and 1998, respectively. Of the total amount of loans sold during the nine months ended March 31, 1999 and 1998, $650 million and $1.4 billion were sold in securitizations, respectively. We did not complete a securitization during the quarters ended December 31, 1998, March 31, 1999 and June 30, 1999. We did complete a securitization of $393.3 million of mortgage loans in August 1999. Due to market conditions at the time of our securitization, the higher margins we had to pay on the certificate issued by the securitization trust resulted in lower than our historical gains.

                             THE CAPITAL Z FINANCING

      In February 1999, Capital Z (through a partnership majority owned by Capital Z) invested $75 million in our Series B Convertible Preferred Stock and Series C Convertible Preferred Stock, representing 69.6% of our total equity and voting power after the investment. Concurrently with this investment, persons designated by Capital Z purchased 1.5 million, and Cary Thompson, our former Chief Executive Officer, purchased $250 thousand of the Series C Convertible Preferred Stock pursuant to the terms of a management investment agreement with Capital Z.

      In August 1999, Capital Z (through a partnership majority owned by Capital
Z) purchased $25 million of additional Series C Convertible Preferred Stock (the "Additional Investment") which, together with the $75 million invested on February 1999, represented 75.3% of the total equity and voting power.

      On September 13, 1999, we will hold our 1998 annual stockholders meeting. At that meeting, our stockholders will consider, among other things, the approval of the Recapitalization, which will cause an increase in the number of shares of our authorized common and preferred stock and a 1,000-for-1 forward stock split of our outstanding Senior Preferred Stock. After giving effect to the Recapitalization, Capital Z will beneficially own 26,704,000 shares of Series B Convertible Preferred Stock and 73,296,000 shares of Series C Convertible Preferred Stock, which were purchased in the Capital Z Financing at an effective purchase price of $1.00 per share.

      The Capital Z Financing represented the first and second stage of a three-stage investment. Subject to the Recapitalization, the third stage consists of the rights offering that we are making pursuant to this prospectus, in which our common stockholders will have the opportunity to purchase in the aggregate up to approximately 31 million shares (or such greater number as the total number of shares of our common stock outstanding on the record date for the rights offering) of Series C Convertible Preferred Stock for $1.00 per share. Subject to the Recapitalization, if the Common Shareholders do not purchase at least 25 million shares of Series C Convertible Preferred Stock in the rights offering, Capital Z will purchase the difference (up to 25 million shares of Series C Convertible Preferred Stock) for a purchase price of $1.00 per share pursuant to the Standby Commitment.

      On January 4, 1999, we issued to Capital Z Management, Inc., an affiliate of Capital Z, a warrant to purchase 1.25 million shares of our common stock at an initial exercise price of $1.00 per share as a fee for Capital Z's Standby Commitment, and, on August 3, 1999, we issued to designees of Capital Z additional warrants to purchase an aggregate of 1.25 million shares of our common stock at an initial exercise price of $1.00 per share as a fee for Capital Z's agreement to invest an additional $25 million. In addition, on February 10, 1999, we paid to Capital Z Management a $1 million transaction fee in connection with the transactions contemplated by the purchase agreement with Capital Z and issued to Capital Z Management an additional warrant to purchase up to 3 million shares of our common stock at an initial exercise price of $1.00 per share, which is exercisable only if the Recapitalization is not completed by September 30, 1999. In addition, in connection with the transactions contemplated by the purchase agreement with Capital Z, we have paid to Capital Z Management aggregate additional fees of $2 million and have agreed to reimburse Capital Z Management for all of its expenses incurred in connection with the negotiation and execution of the purchase agreement with Capital Z and the transactions contemplated thereby.

      On February 10, 1999, we also entered into an Agreement For Management Advisory Services with Equifin Capital Management, LLC, pursuant to which we must pay to Equifin Management a quarterly management advisory fee of $250,000 for a period of five (5) years, which, on July 16, 1999, was increased by $250,000 so long as Mr. Mani Sadeghi, Chief Executive Officer of Equifin Management, serves as interim Chief Executive Officer of Aames. As required by this management agreement, on February 10, 1999, we paid to Equifin Management $250,000 in consideration of consulting services rendered prior to the execution of the management agreement and as an advance for consulting services to be rendered in the quarter ending March 31, 1999. Equifin Capital is an affiliate of Capital Z.

      Effective February 10, 1999, Melvyn Kinder, Lee Masters and John C. Getzelman resigned from our Board of Directors. Currently our Board of Directors consists of nine Directors divided into two groups. One group, consisting of four Directors (the "Series B Directors"), are elected annually by the holders of the Series B Convertible Preferred Stock, voting as a single class. The other group of Directors, consisting of five directors (the "Common Stock Directors"), one of whom was nominated by Capital Z, are elected by the holders of the common stock and the holders of the Series B Convertible Preferred Stock, voting together as a single class, for staggered three year terms. The holders of the Series C Convertible Preferred Stock are not entitled to vote with respect to the election of Directors.

      As of August 3, 1999, Capital Z beneficially owned Series B Convertible Preferred Stock and Series C Convertible Preferred Stock representing 100% of the voting rights entitled to elect the Series B Directors, 46.3% of the voting rights entitled to elect the Common Stock Directors, and 75.3% of the voting rights entitled to vote with respect to all other matters. Following completion of the rights offering, Capital Z will beneficially own Senior Preferred Stock representing 61.1% of our combined voting power if all the Series C Convertible Preferred Stock offered in the rights offering are purchased by our common stockholders and 78.2% of our combined voting power if none of the Series C Convertible Preferred Stock offered in the rights offering are purchased by our common stockholders (other than Neil Kornswiet, the President of Aames, who is contractually obligated to purchase 1.67 million shares in the rights offering) and the difference (23.3 million shares) is purchased by Capital Z pursuant to the Standby Commitment.

                                 USE OF PROCEEDS

      After deducting the expenses, we will receive between approximately $24 million and $30 million from the rights offering and the Standby Commitment. We will use the proceeds from the rights offering for general corporate purposes.

                     DETERMINATION OF THE SUBSCRIPTION PRICE

      The subscription price of the subscription rights is equal to the price per share for the Senior Preferred Stock paid by Capital Z in the Capital Z Financing, after giving effect to the 1,000-for-1 split of the Senior Preferred Stock. The price for the Senior Preferred Stock in the Capital Z Financing was established through negotiations between us and Capital Z. On December 23, 1998, the date we entered into the preferred stock purchase agreement with Capital Z, the closing sale price on the New York Stock Exchange for our common stock was $2.50 per share. On ______, 1999, the closing sale price on the New York Stock Exchange for our common stock was $_____ per share. The subscription price in the rights offering is not necessarily related to our assets, book value or net worth or any other established criteria of value, and may not be indicative of the fair value of the Series C Convertible Preferred Stock to be offered in the rights offering.

                               THE RIGHTS OFFERING

THE SUBSCRIPTION RIGHTS

      We are issuing subscription rights to shareholders who owned our common stock at the close of business on _______________, 1999. Beneficial owners of shares of our common stock held in the name of Cede & Co. as nominee for the Depository Trust Company, or in the name of any other depository or nominee, on the record date for this rights offering will also receive subscription rights. You may not transfer your subscription rights to others.

      You will receive one subscription right for each share of our common stock that you held on ____________, 1999. Each subscription right entitles you to purchase one share of Series C Convertible Preferred Stock for $1.00 per share. The subscription rights will be evidenced by subscription certificates (see Appendix A) which will be mailed to shareholders other than foreign shareholders whose record addresses are outside the United States. The United States includes the 50 states, the District of Columbia, United States Territories and Possessions.
      The subscription rights issued to foreign shareholders will be held by the subscription agent for their account until instructions are received to exercise those subscription rights. Foreign shareholders may exercise their subscription rights only if it is permissible to do so under applicable foreign securities laws.

      Neil Kornswiet, our President, is obligated to purchase 1,667,000 shares of Series C Convertible Preferred Stock as part of the rights offering. Any shares of Series C Convertible Preferred Stock acquired by officers, directors and other persons who are "affiliates" of Aames, as that term is defined under the Securities Act of 1933, may only be resold in accordance with Rule 144 under the Securities Act of 1933 or pursuant to an effective registration statement under the Securities Act. In general, under Rule 144, as currently in effect, an "affiliate" of Aames is entitled to sell within any three month period, a number of shares of Series C Convertible Preferred Stock that does not exceed the greater of one percent of the then outstanding Series C Convertible Preferred Stock or the average weekly reported trading volume of the Series C Convertible Preferred Stock during the four calendar weeks preceding the sale. Sales under Rule 144 are also subject to certain restrictions in the manner of sale, notice requirements and the availability of current public information about us.

SUBSCRIPTION PRICE

      To exercise your subscription rights, you must pay the subscription price of $1.00 per share of Series C Convertible Preferred Stock, payable in cash, check, bank draft, money order or wire transfer to the designated account as explained more fully below under "Exercise of Subscription Rights." The subscription price was established through negotiations between us and Capital Z and was intended to permit the common stockholders to participate in the refinancing of Aames on the same terms as Capital Z. The subscription price in the rights offering is not necessarily related to our assets, book value or net worth or any other established criteria of value, and may not be indicative of the fair value of the Series C Convertible Preferred Stock to be offered in the rights offering. We cannot assure you that the Series C Convertible Preferred Stock will trade at prices equal to or greater than the subscription price. Nor can we assure you that you will be able to sell your shares of Series C Convertible Preferred Stock purchased in the rights offering at a price equal to or greater than the Subscription Price.

      We announced the rights offering on December 23, 1998. The last reported sale price per share of our common stock on the New York Stock Exchange on December 23, 1998 and August __, 1999 was $2.50 and $_____, respectively.

EXPIRATION; EXTENSION

      You may exercise your subscription rights at any time before 5:00 p.m., New York City time, on ______________________, 1999.

      We may extend the time for exercising the subscription rights. If you do not exercise your subscription rights before the time they expire, then your subscription rights will be null and void. We will not be obligated to honor your exercise of subscription rights if the subscription agent receives the documents relating to your exercise after the time the subscription rights expire, regardless of when you transmitted the documents, except when you have timely transmitted the documents pursuant to the guaranteed delivery procedures described below.

      If we terminate the rights offering, we will promptly return all of your subscription payments to you, without interest.

      If we elect to extend the date the subscription rights expire, we will issue a press release announcing the extension before the first trading day on the New York Stock Exchange after the most recently announced expiration date. See "-- Amendments and Termination."

CONDITIONS OF THE RIGHTS OFFERING

      The consummation of the rights offering is conditioned upon the completion of the Recapitalization and the New York Stock Exchange's approval of our application to list the Series C Convertible Preferred Stock and the underlying common stock for trading on the NYSE.

EXERCISE OF SUBSCRIPTION RIGHTS

      You may exercise your subscription rights by delivering the following to the subscription agent at or before the time the subscription rights expire:

     o Your properly completed and executed rights certificate evidencing those subscription rights with any required signature guarantees; and

     o Your payment in full of the subscription price for each share of Series C Convertible Preferred Stock subscribed for pursuant to your subscription rights.

      Your payment of the subscription price must be made by either:

     o Check or bank draft drawn upon a U.S. bank or postal, telegraphic, or express money order payable to ChaseMellon Shareholder Services L.L.C., as subscription agent; or

     o Wire transfer of immediately available funds to the account maintained by the subscription agent for such purpose at ________, ABA No. ___________, Account No. ________ (marked: "_______________").

      Your payment of the subscription price will be deemed to have been received by the subscription agent only upon:

     o    Clearance of any uncertified check;

     o Receipt by the subscription agent of any certified check or bank draft drawn upon a U.S. bank or any postal, telegraphic or express money order; or

     o Receipt of collected funds in the subscription agent's account designated above.

      YOU SHOULD NOTE THAT FUNDS PAID BY UNCERTIFIED PERSONAL CHECKS MAY TAKE AT LEAST FIVE BUSINESS DAYS TO CLEAR. IF YOU WISH TO PAY THE SUBSCRIPTION PRICE BY AN UNCERTIFIED PERSONAL CHECK, WE URGE YOU TO MAKE PAYMENT SUFFICIENTLY IN ADVANCE OF THE TIME THE SUBSCRIPTION RIGHTS EXPIRE TO ENSURE THAT YOUR PAYMENT IS RECEIVED AND CLEARS BY THAT TIME. WE URGE YOU TO CONSIDER USING A CERTIFIED OR CASHIER'S CHECK, MONEY ORDER OR WIRE TRANSFER OF FUNDS TO AVOID MISSING THE OPPORTUNITY TO EXERCISE YOUR SUBSCRIPTION RIGHTS.

      You should deliver the rights certificate and payment of the subscription price, as well as any Nominee Holder Certifications, Notices of Guaranteed Delivery and DTC Participant Over-subscription Forms,

      IF BY MAIL TO:
      -------------------------------------

      IF BY HAND DELIVERY TO:
      -------------------------------------

      IF BY OVERNIGHT COURIER TO:
      -------------------------------------

      You may call the subscription agent at 1-800-___________.

      If you do not indicate the number of subscription rights being exercised, or do not forward full payment of the aggregate subscription price for the number of subscription rights that you indicate are being exercised, then you will be deemed to have exercised the subscription rights that may be exercised for the aggregate subscription price payment you delivered to the subscription agent. If we do not apply your full subscription price payment to your purchase of shares of Series C Convertible Preferred Stock or if the Recapitalization is not completed prior to the expiration or termination of the rights offering, we will return the excess amount to you by mail without interest or deduction as soon as practicable after the date the subscription rights expire or terminate.

      The subscription agent will hold your payment of the subscription price in a segregated account with other payments received from holders of subscription rights until we issue to you your shares of Series C Convertible Preferred Stock.

      Your signature on each rights certificate must be guaranteed by an Eligible Institution (a member firm of a registered national securities exchange or a member of the National Association of Securities Dealers, Inc. or a commercial bank or trust company having an office or correspondent in the United States), subject to standards and procedures adopted by the subscription agent, unless

     o Your rights certificate provides that the shares of the Series C Convertible Preferred Stock you subscribed for are to be delivered to you; or

     o    You are an Eligible Institution.

      If you are a broker, a trustee or a depositary for securities who holds shares of our common stock for the account of others (a "Nominee Record Date Holder"), you should notify the respective beneficial owners of such shares of the subscription rights as soon as possible to find out such beneficial owners' intentions. You should obtain instructions from the beneficial owner with respect to the subscription rights, as set forth in the instructions distributed by Nominee Record Date Holders to beneficial owners. If the beneficial owner so instructs, you should complete the appropriate rights certificates and submit them to the subscription agent with the proper payment.

      If you are a beneficial owner of shares of our common stock or subscription rights that you hold through a Nominee Record Date Holder, you should contact the Nominee Record Date Holder and request the Nominee Record Date Holder to effect transactions in accordance with your instructions.

      You should read and follow the instructions accompanying the rights certificates carefully. If you want to exercise your subscription rights, you must send your rights certificates to the subscription agent. YOU SHOULD NOT SEND THE RIGHTS CERTIFICATES TO THE COMPANY.

      YOU ARE RESPONSIBLE FOR THE METHOD OF DELIVERY OF RIGHTS CERTIFICATES AND PAYMENT OF THE SUBSCRIPTION PRICE TO THE SUBSCRIPTION AGENT. IF YOU SEND THE RIGHTS CERTIFICATES AND PAYMENT OF THE SUBSCRIPTION PRICE BY MAIL, WE RECOMMEND THAT YOU SEND THEM BY REGISTERED MAIL, PROPERLY INSURED, WITH RETURN RECEIPT REQUESTED. YOU SHOULD ALLOW A SUFFICIENT NUMBER OF DAYS TO ENSURE DELIVERY TO THE SUBSCRIPTION AGENT AND CLEARANCE OF PAYMENT PRIOR TO THE TIME THE SUBSCRIPTION RIGHTS EXPIRE. BECAUSE UNCERTIFIED PERSONAL CHECKS MAY TAKE AT LEAST FIVE BUSINESS DAYS TO CLEAR, WE STRONGLY URGE YOU TO PAY, OR ARRANGE FOR PAYMENT, BY MEANS OF CERTIFIED OR CASHIER'S CHECK, MONEY ORDER OR WIRE TRANSFER OF FUNDS.

      We will decide all questions concerning the timeliness, validity, form and eligibility of your exercise of subscription rights. Our decisions will be final and binding. We, in our sole discretion, may waive any defect or irregularity, or permit a defect or irregularity to be corrected within such time as we may determine. We may reject the exercise of any of your subscription rights because of any defect or irregularity. Your subscription will not be deemed to have been received or accepted until all irregularities have been waived by us or cured by you within such time we decide, in our sole discretion.

      Neither we nor the subscription agent will be under any duty to notify you of a defect or irregularity. We will not be liable for failing to give you such notice. We reserve the right to reject your exercise of subscription rights if your exercise is not in accordance with the terms of the rights offering or in proper form. We will also not accept your exercise of subscription rights if our issuance of shares of Series C Convertible Preferred Stock pursuant to your exercise could be deemed unlawful or materially burdensome. See "--Regulatory Limitation."

GUARANTEED DELIVERY PROCEDURES

      If you wish to exercise your subscription rights, but you do not have sufficient time to deliver the rights certificates evidencing your subscription rights to the subscription agent on or before the time the subscription rights expire, you may exercise your subscription rights by the following guaranteed delivery procedures:

     o Make your payment in full of the subscription price for each share of Series C Convertible Preferred Stock being subscribed for pursuant to the subscription rights (in the manner set forth in "--Exercise of Subscription Rights") to the subscription agent on or before the time the subscription rights expire;

     o Deliver a Notice of Guaranteed Delivery to the subscription agent at or before the time the subscription rights expire; and

     o Deliver the properly completed rights certificate evidencing the subscription rights being exercised (and, if applicable for a nominee holder, the related Nominee Holder Certification), with any required signatures guaranteed, to the subscription agent within three New York Stock Exchange trading days following the date of the Notice of Guaranteed Delivery was delivered to the subscription agent.

      Your Notice of Guaranteed Delivery must be substantially in the form provided with the Instructions as to Use of Rights Certificates distributed to you with your rights certificate. Your Notice of Guaranteed Delivery must come from an Eligible Institution (a member firm of a registered national securities exchange or a member of the National Association of Securities Dealers, Inc. or a commercial bank or trust company having an office or correspondent in the United States). In your Notice of Guaranteed Delivery you must state:

     o    Your name;

     o The number of subscription rights represented by your rights certificates and the number of shares of Series C Convertible Preferred Stock you are subscribing for pursuant to your subscription rights; and

     o Your guarantee that you will deliver to the subscription agent any rights certificates evidencing the subscription rights you are exercising within three New York Stock Exchange trading days following the date the subscription agent receives your Notice of Guaranteed Delivery.

      You may deliver the Notice of Guaranteed Delivery to the subscription agent in the same manner as the rights certificate at the addresses set forth in "-- Exercise of Subscription Rights." You may also transmit the Notice of Guaranteed Delivery to the subscription agent by telegram or facsimile transmission (telecopier no.)__________. To confirm facsimile deliveries, you may call 1-800-_____________.

      The subscription agent will send you additional copies of the form of Notice of Guaranteed Delivery if you need them. Please call the subscription agent at 1-800-______________ to request any copies of the form of Notice of Guaranteed Delivery.

SUBSCRIPTION AGENT

      We have appointed ChaseMellon Shareholder Services L.L.C. as subscription agent for the rights offering. We will pay the fees and expenses of the subscription agent. We also have agreed to indemnify the subscription agent from certain liabilities which it may incur in connection with the rights offering. You may call the subscription agent at 1-800-_______ with any questions that you have regarding this rights offering.

NO REVOCATION

      Once you have exercised your subscription rights, you may not revoke your exercise.

FRACTIONAL SHARES

      We will not issue any fractional shares of Series C Convertible Preferred Stock. You may not exercise a subscription right in part.

      IF YOU DO NOT EXERCISE YOUR SUBSCRIPTION RIGHTS BEFORE THE SPECIFIED EXPIRATION TIME, YOUR SUBSCRIPTION RIGHTS WILL EXPIRE AND WILL NO LONGER BE EXERCISABLE.

DTC PARTICIPANTS

      We expect that your exercise of your subscription rights may be made through the facilities of The Depository Trust Company.

AMENDMENTS AND TERMINATION

      We may extend the rights offering and the period for exercising your subscription rights. We may amend the terms of the rights offering or withdraw or terminate the rights offering at any time prior to the expiration time of the rights offering. We will not pay any interest on or deduct any amounts from subscription payments returned to you if we terminate the rights offering.

NO RECOMMENDATIONS TO RIGHTS HOLDERS

      We are not making any recommendation as to whether or not you should exercise your subscription rights. You should make your decision based on your own assessment of your best interests. None of our Board of Directors, our officers or any other person are making any recommendations as to whether or not you should exercise your subscription rights.

FOREIGN AND CERTAIN OTHER STOCKHOLDERS

      We will not mail rights certificates to holders on the record date for the rights offering whose addresses are outside the United States or who have an Army Post Office (APO) or Fleet Post Office (FPO) address. Instead, we will have the subscription agent hold such rights certificates for such holders' accounts. To exercise their subscription rights, such holders must notify the subscription agent prior to 11:00 a.m., New York City time, on _____________, 1999, three business days prior to the date the subscription rights expire, and must establish to the satisfaction of the subscription agent that such exercise is permitted under applicable law.

REGULATORY LIMITATION

      We will not be required to issue shares of Series C Convertible Preferred Stock pursuant to the rights offering to you if, in our opinion, you would be required to obtain prior clearance or approval from any state or federal regulatory authorities to own or control such shares if, at the time the subscription rights expire, you have not obtained such clearance or approval.

ISSUANCE OF SERIES C CONVERTIBLE PREFERRED STOCK

      The subscription agent will issue to you certificates representing shares of Series C Convertible Preferred Stock you purchase pursuant to the rights offering as soon as practicable after the time the subscription rights expire.

      Your payment of the subscription price will be retained by the subscription agent, and will not be delivered to us, until your subscription is accepted and you are issued your stock certificates. We will not pay you any interest on funds paid to the subscription agent, regardless of whether such funds are applied to the subscription price or returned to you. You will have no rights as a stockholder of the Company with respect to shares of Series C Convertible Preferred Stock subscribed for until certificates representing such shares are issued to you. Unless otherwise instructed in the rights certificates, your certificates for shares issued pursuant to your exercise of subscription rights will be registered in your name.

      If the rights offering is not completed for any reason, the subscription agent will promptly return, without interest, all funds received by it.

SHARES OF SENIOR PREFERRED STOCK OUTSTANDING AFTER THE RIGHTS OFFERING

      Assuming that we issue all of the shares of Series C Convertible Preferred Stock offered in the rights offering, approximately 106,062,964 shares of Series C Convertible Preferred Stock and 26,704,000 shares of Series B Convertible Preferred Stock will be issued and outstanding. Based on the number of shares of Series C Convertible Preferred Stock purchased by Capital Z in the Capital Z Financing, our issuance of shares in the rights offering would result (on a pro forma basis as of the date of this prospectus) in a 41.3% increase in the number of outstanding shares of Series C Convertible Preferred Stock.

OTHER MATTERS

      We are not making the rights offering in any state or other jurisdiction in which it is unlawful to do so. We will not sell or accept an offer to purchase Series C Convertible Preferred Stock from you if you are a resident of any such state or other jurisdiction. We may delay the commencement of the rights offering in certain states or other jurisdictions in order to comply with the laws of such states or other jurisdictions. We do not expect that there will be any changes in the terms of the rights offering. However, we may decide, in our sole discretion, not to modify the terms of the rights offering as may be requested by certain states or other jurisdictions. If that happens and you are a resident of that state, you will not be eligible to participate in the rights offering.

             DESCRIPTION OF THE SERIES C CONVERTIBLE PREFERRED STOCK

      The following description is a summary of the material provisions of the Series C Convertible Preferred Stock and the Certificate of Designations relating to the Series C Convertible Preferred Stock. It does not restate the Certificate of Designations in its entirety. We urge you to read the Certificate of Designations relating to the Series C Convertible Preferred Stock because the Certificate of Designations, and not this description, defines your rights as the holder of the Series C Convertible Preferred Stock. The Certificate of Designations is included as an exhibit to the registration statement that includes this prospectus.

RANKING

      The Series C Convertible Preferred Stock will, with respect to dividends and the distribution of assets upon liquidation, dissolution or winding up of Aames, rank

     o senior to each other class or series of our preferred stock (except for the Series B Convertible Preferred Stock), our common stock, and all other classes and series of our capital stock that we may issue in the future. These securities are collectively referred to as "Junior Stock"; and

     o    equal to the Series B Convertible Preferred Stock.

DIVIDENDS

      The holders of the Series C Convertible Preferred Stock will be entitled to receive, when, as and if dividends are declared by our Board of Directors out of legally available funds, cumulative dividends according to the following terms:

     o    dividends will be declared in preference to dividends on any Junior
          Stock;

     o dividends will be paid at an annual rate of 6.5% on the $1 per share stated value of the Series C Convertible Preferred Stock;

     o    dividends will be paid in cash; and

     o from the issue date of the Series C Convertible Preferred Stock until June 30, 2001 (the "Accrual Period"), we may elect not to pay cash dividends on the Series C Convertible Preferred Stock. Any dividends not paid during this period will accrue and compound quarterly.

      Dividends on the Series C Convertible Preferred Stock will be cumulative and will accumulate on the basis of a 360-day year consisting of twelve 30-day months and the actual number of days elapsed in the period for which dividends are payable. Additional dividends will accumulate at 125% of the stated dividend rate of the Series C Convertible Preferred Stock on the amount of any dividends that are not timely paid. No such additional dividends will accrue during the Accrual Period.

      As long as any shares of Series C Convertible Preferred Stock are outstanding, we may not declare, pay or set apart for payment any dividends, distributions or other payments (including for repurchase, redemption or retirement) with respect to any Junior Stock unless all accumulated dividends on the Series C Convertible Preferred Stock are paid. If dividends are not paid in full on the Series C Convertible Preferred Stock, dividends on the Series C Convertible Preferred Stock and the Series B Convertible Preferred Stock will be declared and paid ratably in proportion to the respective amounts of accumulated and unpaid dividends on the Series C Convertible Preferred Stock and the Series B Convertible Preferred Stock.

LIQUIDATION PREFERENCE

      Upon any liquidation, dissolution or winding up of Aames, holders of the Series C Convertible Preferred Stock will be entitled to receive accumulated and unpaid dividends and the stated value of their shares out of our available assets before any payments are made on Junior Stock. If liquidation payments are not made in full on the outstanding Series C Convertible Preferred Stock, we will make distributions ratably on the Series C Convertible Preferred Stock and Series B Convertible Preferred Stock in proportion to their respective full distributive shares. After the holders of the Series C Convertible Preferred Stock are paid the full amount of their accumulated dividends and the stated value of their shares, the holders will not be entitled to any further liquidation distributions.

CONVERSION

      Each share of Series C Convertible Preferred Stock is convertible into one share of common stock, subject to the Recapitalization, subject to adjustment as described below. Each holder of Series C Convertible Preferred Stock may convert its shares of Series C Convertible Preferred Stock into common stock at any time. Additionally, the holder or holders of a majority of the outstanding shares of Series C Convertible Preferred Stock can require the conversion of all outstanding shares of Series C Convertible Preferred Stock at any time.

      The initial conversion ratio is one share of Series C Convertible Preferred Stock for one share of common stock. The conversion ratio will be subject to adjustments as the result of certain events, including:

      o the payment of dividends (and other distributions) in common stock on the outstanding shares of common stock;

      o     subdivisions, combinations, and reclassifications of common stock;

      o the issuance of common stock at a price per share less than the then-current market price, or the issuance of securities convertible into or exchangeable for shares of common stock at a conversion price less than the then-current market price of the common stock; and

      o our declaration, ordering, paying or making a dividend or distributions on common stock, other than regular quarterly cash dividends on common stock in an aggregate amount not to exceed 15% of net income from continuing operations before extraordinary items during the period commencing on July 1, 1998, and ending on the date such dividend is paid.

      In the case of any reorganization or reclassification of outstanding shares of common stock (other than a reclassification described above) or in the case of any consolidation or merger to which we are a party or the transfer of substantially all of our assets, each share of Series C Convertible Preferred Stock then outstanding would become convertible only into the kind and amount of securities, cash and other property that is receivable upon the occurrence of such event by a holder of the number of shares of common stock into which such share of Series C Convertible Preferred Stock was convertible immediately prior to such event.

      No fractional shares of common stock will be issued upon conversion of the Series C Convertible Preferred Stock. Instead, we will pay a cash adjustment for any fractional share.

REDEMPTION

      We may redeem the Series C Convertible Preferred Stock at any time on and after the earlier of (1) February 10, 2009 and (2) the date on which fewer than 25% of the shares of Series C Convertible Preferred Stock issued on February 10, 1999 remain outstanding. The redemption price will be equal to all accumulated and unpaid dividends on the outstanding shares of Series C Convertible Preferred Stock and the stated value of such shares.

      Notice of redemption of the Series C Convertible Preferred Stock will be mailed to each holder of record of the shares to be redeemed by first class mail, postage prepaid at such holder's address as the same appears on our stock record books not fewer 90 or more than 120 days prior to the redemption date. The notice sent to each holder of Series C Convertible Preferred Stock will state: (1) the redemption date; (2) the place or places where certificates for such shares of Series C Convertible Preferred Stock are to be surrendered for cash; and (3) the then-current conversion ratio into shares of common stock. From and after the redemption date, dividends on the shares of Series C Convertible Preferred Stock will cease to accumulate or accrue, such shares will no longer be deemed to be outstanding and all rights of the holders of such shares will cease (except the right to receive the cash payable upon such redemption without interest thereon).

VOTING

      The Series C Convertible Preferred Stock will vote on all matters on which our common stockholders vote on an as-converted basis with the common stock, EXCEPT THAT THE SERIES C CONVERTIBLE PREFERRED STOCK WILL NOT BE ENTITLED TO VOTE FOR MEMBERS OF OUR BOARD OF DIRECTORS.


                          DESCRIPTION OF CAPITAL STOCK

      Prior to the adoption of certain of the Proposals presented to our stockholders at the 1998 Annual Meeting, the total number of shares that we are authorized to issue is 51 million, consisting of 50 million shares of common stock, par value $0.001 per share, and 1 million shares of preferred stock, par value $0.001 per share. Assuming the adoption of the proposals by our stockholders at the 1998 Annual Meeting, we will prior to the closing of the rights offering, be authorized to issue 600 million shares, consisting of 400 million shares of common stock, par value $0.001 per share, and 200 million shares of preferred stock, par value $0.001 per share. The following statements are brief summaries of certain provisions relating to our capital stock.

COMMON STOCK

      The holders of our common stock are entitled to one vote for each share held of record on all matters to be voted on by the stockholders. Our common stockholders are entitled to receive ratably dividends when, as and if declared by our Board of Directors out of funds legally available for the declaration of dividends. In the event of a liquidation, dissolution or winding up of Aames, our common stockholders are entitled, subject to the rights of holders of preferred stock that we have issued (including the Senior Preferred Stock), to share ratably in all assets remaining available for distribution to them after payment of liabilities and after provision is made for each class of stock, if any, having preference over the common stock. The holders of common stock, as such, have no conversion, preemptive or other subscription rights and there are no redemption provisions applicable to the common stock. We distribute periodic reports and other information, including notices of annual meetings and special meetings of our stockholders, to record holders of common stock to the addresses indicated on our stock records.

PREFERRED STOCK

      GENERAL. Our Board of Directors has the authority to issue the authorized and unissued preferred stock with such designations, rights and preferences as may be determined from time to time by the Board of Directors. Accordingly, our Board of Directors is empowered, without stockholder approval, to issue preferred stock with dividend, liquidation, conversion, voting or other rights which adversely affect the voting power or other rights of the holders of the common stock.

      SENIOR PREFERRED STOCK. We have three designated series of preferred stock, Series A Preferred Stock, Series B Convertible Preferred Stock and Series C Convertible Preferred Stock. The 500,000 designated shares of Series A Preferred Stock have been reserved for issuance in connection with the Rights Plan (described below). There are no shares of Series A Preferred Stock outstanding. The material terms and provisions of the Series C Convertible Preferred Stock are summarized above under the heading "Description of the Series C Convertible Preferred Stock." The terms of the Series B Convertible Preferred Stock and the Series C Convertible Preferred Stock are identical, except for voting rights to elect our directors. Our Board of Directors is divided into two classes. One class of four directors are elected annually by the holders of the Series B Convertible Preferred Stock, voting as a single class. The other class of five directors are elected by the holders of our common stock and the Series B Convertible Preferred Stock, voting together as a single class, for staggered three-year terms. HOLDERS OF THE SERIES C CONVERTIBLE PREFERRED STOCK ARE NOT ENTITLED TO VOTE TO ELECT DIRECTORS.

ANTI-TAKEOVER PROVISIONS

      Our Certificate of Incorporation and Bylaws include a number of provisions which may have the effect of discouraging persons from pursuing non-negotiated takeover attempts. These provisions include a classified Board of Directors, the inability of stockholders to take action by written consent without a meeting, the inability of stockholders to call for a special meeting of stockholders under certain circumstances without the approval of our Board of Directors and the inability of stockholders to remove directors without cause.

      Each share of our outstanding common stock also evidences one stock purchase right (a "Right") pursuant to the terms and conditions of a Stockholders' Rights Plan that we adopted in June 1996 (as amended, the "Rights Plan"). In general, the Rights will not be exercisable, or transferable, apart from the common stock, until the tenth day after a person or group (other than an "Exempt Person" as defined in the Rights Plan) either: (1) acquires beneficial ownership of 15% or more of the outstanding common stock; or (2) commences a tender offer or an exchange offer to acquire beneficial ownership of 15% or more of the outstanding common stock; or (3) who previously acquired 15% or more of the common stock in a transaction approved by our Board of Directors increases its ownership of common stock by more than 1%; or (4) files a registration statement with the SEC with respect to an exchange offer to acquire 15% or more of the common stock; or (5) who beneficially owns 10% or more of the outstanding common stock is declared an "Adverse Person" by the Board of Directors.

      Following a triggering event described above, each Right will be converted into a right to purchase from the Company, for the exercise price (as defined in the Rights Plan), that number of one one-hundredth (1/100th) of a share of our Series A Preferred Stock (or, in certain circumstances, common stock, cash, property or other of our securities) having a market value of twice the exercise price. Further, if after the Rights become exercisable, Aames or a majority of its assets or earning power is acquired by merger, consolidation, transfer, sale or otherwise, each Right will be converted into the right to purchase that number of shares of common stock of the surviving entity or (in certain circumstances) its parent corporation, having a market value of twice the exercise price. In general, no Adverse Person, nor the person or group whose purchase transaction or tender or exchange offer triggers the exercisability of the Rights, nor any of that person's or group's transferees, may exercise Rights held by them. Each Right, at the option of the holder of the Right, also may be exercised without the payment of cash. In such case, the Right's holder will receive securities having a value equal to the difference between the value of the securities that would have been issuable upon payment of the exercise price and the exercise price. At any time prior to the tenth day following a triggering event described in (1) through (5) of the prior paragraph, the Board of Directors may redeem all outstanding Rights at a price of $0.001 per Right, and may amend the Rights Agreement and the Rights in any and all respects. The Rights will expire on the earlier of the date of their redemption or June 20, 2006.

      On December 23, 1998, we amended the Rights Plan to provide that Capital Z and its affiliates and associates are Exempt Persons under the Rights Plan.

SECTION 203 OF THE DELAWARE GENERAL CORPORATION LAW

     Because we are a Delaware corporation, Delaware law may have an effect on your rights as a stockholder. In particular, Section 203 of the Delaware General Corporation Law prohibits certain transactions between a Delaware corporation and an "interested stockholder." An interested stockholder is defined as a person who, together with any affiliates or associates of such person, beneficially owns, directly or indirectly, 15% or more of the outstanding voting shares of a Delaware corporation. This provision prohibits certain business combinations between an interested stockholder and a corporation for a period of three years after the date the interested stockholder becomes an interested stockholder. The term "business combination" is broadly defined to include mergers, consolidations, sales or other dispositions of assets having a total value in excess of 10% of the consolidated assets of the corporation, and certain transactions that would increase the interested stockholder's proportionate share ownership in the corporation.

     This prohibition is effective unless:

      o The business combination is approved by the corporation's board of directors prior to the time the interested stockholder becomes an interested stockholder;

      o The interested stockholder acquired at least 85% of the voting stock of the corporation (other than stock held by directors who are also officers or by certain employee stock plans) in the transaction in which it becomes an interested stockholder; or

      o The business combination is approved by a majority of the board of directors and by the affirmative vote of 66 2/3% of the outstanding voting stock that is not owned by the interested stockholder.

      For purposes of Section 203, our Board of Directors has approved of Capital Z's acquisition of Senior Preferred Stock in the Capital Z Financing and pursuant to the Standby Commitment. Because of this approval, we may engage in the future in any "business combination" with Capital Z.

TRANSFER AGENT

      The Company's transfer agent and registrar for its common stock is ChaseMellon Shareholder Services LLC.

                     CERTAIN FEDERAL INCOME TAX CONSEQUENCES

      The following is a summary of the material United States federal income tax matters that you should consider with respect to the subscription rights. This summary describes provisions of the Internal Revenue Code of 1986, as amended, Treasury regulations under the Code, judicial authority and administrative rulings and practice. This summary only speaks as of the date of this prospectus, and any such authority could change, possibly with retroactive effect.

      Moreover, this summary does not discuss all aspects of federal income taxation that may be relevant to you, especially if you are subject to special treatment under the federal income tax laws. For example, if you are a bank, dealer in securities, life insurance company, tax-exempt organization or foreign taxpayer, this discussion may not cover all relevant tax issues. Also we have not discussed applicable tax consequences if you hold our common stock as part of a hedging, straddle, constructive sale, conversion or other risk reduction transaction. This summary also does not address any aspect of state, local or foreign tax laws.

      This summary is only applicable to you if you hold common stock, and/or will hold the subscription rights and any shares of Series C Convertible Preferred Stock you acquire upon the exercise of subscription rights, as capital assets (generally, property held for investment) within the meaning of Section 1221 of the Code. YOU SHOULD CONSULT YOUR OWN TAX ADVISORS TO DETERMINE THE SPECIFIC TAX CONSEQUENCES OF THE RIGHTS OFFERING TO YOU.

ISSUANCE OF THE SUBSCRIPTION RIGHTS

      If you hold common stock on the record date for the rights offering, you should not be required to recognize taxable income upon the receipt of the subscription rights.

      In general, a distribution by a corporation to its stockholders of rights to acquire stock in the distributing corporation is not taxable. An exception to this general rule applies in the case of a distribution which constitutes a "disproportionate distribution" with respect to any class or classes of stock of the corporation. A distribution of stock rights constitutes a "disproportionate distribution" if it is a part of a distribution or a series of distributions (including deemed distributions) that has the effect of (1) the receipt of property (including cash) by some stockholders and (2) an increase in the proportionate interests of other stockholders in the assets or earnings and profits of the distributing corporation. The rights offering should not result in a disproportionate distribution because you will not receive any property in the offering other than Series C Convertible Preferred Stock that you may purchase by exercising your subscription rights.

      We intend to treat the distribution of subscription rights as a nontaxable distribution. If the Internal Revenue Service were to take a contrary position with respect to this matter, by deeming the distribution of subscription rights to constitute a taxable distribution, a person receiving subscription rights would recognize a dividend, taxable as ordinary income, in an amount equal to the fair market value of the subscription rights received, but only to the extent of our current and accumulated earnings and profits. To the extent the deemed distribution exceeds our current and accumulated earnings and profits, such excess would be treated first as a nontaxable recovery of adjusted tax basis in the common stock with respect to which the subscription rights were distributed and then as gain from the sale or exchange of the common stock. A person's tax basis in a subscription right received in a taxable distribution would equal the fair market value of the subscription right as of the date of distribution of the subscription right. A person's holding period in the subscription rights would begin on the day following the date of distribution of the subscription rights.

      Except as provided above, the following discussion assumes that the distribution of the subscription rights will be treated as a nontaxable distribution.

BASIS AND HOLDING PERIOD OF THE SUBSCRIPTION RIGHTS

      Generally, if you hold common stock on the record date for the rights offering, your basis in the subscription rights received by you will be zero. If, however, either

     o the fair market value of the subscription rights, if exercised, on the date we issue the subscription rights is 15% or more of the fair market value (on that same date) of our common stock; or

     o you properly elect under Section 307 of the Code in your federal income tax return to allocate part of the basis of your common stock to the subscription rights;

then your basis in your shares of common stock will be allocated between the common stock and the subscription rights in proportion to the fair market values of each on the date we issue the subscription rights.

      The holding period of your subscription rights will include your holding period (as of the date of issuance) for the common stock with respect to which we distributed the subscription rights to you.

EXPIRATION OF THE SUBSCRIPTION RIGHTS

      If your basis in your subscription rights is zero, and you allow your subscription rights to expire unexercised, you will not recognize any gain or loss.

      If you have a basis in your subscription rights and you allow your subscription rights to expire unexercised, you will recognize a loss equal to the basis of those subscription rights. Any loss you recognize on the expiration of your subscription rights will be a capital loss if the Series C Convertible Preferred Stock obtainable by you after the exercise of the subscription rights would be a capital asset.

EXERCISE OF THE SUBSCRIPTION RIGHTS; BASIS AND HOLDING PERIOD OF ACQUIRED SHARES

      You will not recognize any gain or loss upon the exercise of your subscription rights. Your basis in each share of Series C Convertible Preferred Stock you acquire through exercise of your subscription rights will equal the sum of the subscription price you paid to exercise your subscription rights and your basis, if any, in the subscription rights. Your holding period for the Series C Convertible Preferred Stock you acquire through exercise of your subscription rights will begin on the date you exercise your subscription rights.

SALE OR EXCHANGE OF SERIES C CONVERTIBLE PREFERRED STOCK

      If you sell or exchange shares of Series C Convertible Preferred Stock, you will generally recognize gain or loss on the transaction. The gain or loss you recognize is equal to the difference between the amount you realize on the transaction and your basis in your shares you sold. Such gain or loss generally will be capital gain or loss so long as you held the shares as a capital asset at the time of the sale or exchange. Gain or loss from an asset held for more than one year will generally be taxable as long term capital gain or loss. If you recognize any such long term capital gain, the Internal Revenue Service will generally tax such gain at a maximum rate of 20%.

INFORMATION REPORTING AND BACKUP WITHHOLDING

      Under the backup withholding rules of the Code, you may be subject to 31% backup withholding with respect to payments made pursuant to the rights offering. You will not be subject to backup withholding if you:

     o Are a corporation or fall within certain other exempt categories and, when required, demonstrate that fact; or

     o Provide a correct taxpayer identification number and certify under penalty of perjury that your taxpayer identification number is correct and that you are not subject to backup withholding because you previously failed to report all dividends and interest income.

      Any amount withheld under these rules will be credited against your federal income tax liability. We may require you to establish your exemption from backup withholding or make other arrangements with respect to the payment of backup withholding.

      THIS SUMMARY IS INCLUDED FOR GENERAL INFORMATION ONLY. YOU SHOULD CONSULT YOUR OWN TAX ADVISORS REGARDING THE CONSEQUENCES OF THE RIGHTS OFFERING TO YOUR PARTICULAR TAX SITUATION, INCLUDING STATE AND LOCAL INCOME AND OTHER TAX LAWS.

                              PLAN OF DISTRIBUTION

      We are making this rights offering directly to you, the holders of our common stock. We will pay the fees and expenses of ChaseMellon Shareholder Services L.L.C. as subscription agent, and we have also agreed to indemnify the subscription agent from any liability that it may incur in connection with the rights offering, including liabilities under the Securities Act.

                                  LEGAL MATTERS

      Troop Steuber Pasich Reddick & Tobey, LLP, Los Angeles, California, has rendered to us a legal opinion as to the validity of the subscription rights, the Series C Convertible Preferred Stock and the underlying common stock covered by this prospectus.

                                     EXPERTS

      PricewaterhouseCoopers LLP ("PWC") audited our consolidated financial statements and schedule as of June 30, 1998 and 1997 and for each of the three years in the period ended June 30, 1998. We incorporate by reference those financial statements in this prospectus with the permission of PWC and rely on PWC's reports given upon their authority as experts in accounting and auditing.

      KPMG LLP audited the financial statements of One Stop Mortgage, Inc. for the six months ended June 30, 1996 and the period beginning August 24, 1995 (inception) through December 31, 1995. We incorporate by reference those financial statements in this prospectus with the permission of KPMG and rely on KPMG's reports given upon their authority as experts in accounting and auditing.

--------------------------------------------------------------------------------

      No dealer, salesman or other person is authorized to give oral or written information about this offering that is not included in this prospectus. If given or made, such information or representation must not be relied upon as having been authorized by Aames Financial Corporation. This prospectus does not constitute an offer to sell, or the solicitation of an offer to buy, Series C Convertible Preferred Stock in any jurisdiction. Neither the delivery of this prospectus nor any sale made hereunder shall, under any circumstances, create an implication that there has been no change in the affairs of Aames Financial Corporation since the date of this prospectus.

--------------------------------------------------------------------------------






                              --------------------


                           AAMES FINANCIAL CORPORATION

                                   PROSPECTUS

                      SERIES C CONVERTIBLE PREFERRED STOCK


                               _____________, 1999


                              --------------------

                                     PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS


ITEM 14. OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION

         The estimated expenses in connection with the offering are as follows:


                                                                    Amount
                                                                   ---------

         Registration Fee Under Securities Act of 1933.......      $ 8,622.72

         NYSE Listing Fee ...................................      $_______

         Legal Fees and Expenses.............................      $ 200,000.00

         Subscription Agent Fee .............................      $ 150,000.00

         Accounting Fees and Expenses........................      $ 75,000.00

         Miscellaneous Expenses..............................      $ 250,000.00

                                                                   ---------

         TOTAL...............................................      $_______

                                                                   =========



ITEM 15. INDEMNIFICATION OF DIRECTORS AND OFFICERS

      The Company has adopted provisions in its Certificate of Incorporation which limit the liability of directors. As permitted by applicable provisions of the Delaware General Corporation law (the "Delaware Law"), directors will not be liable to the Company for monetary damages arising from a breach of their fiduciary duty as directors in certain circumstances. Such limitation does not affect liability for any breach of a director's duty to the Company or its stockholders (i) with respect to approval by the director of any transaction from which he derives an improper personal benefit, (ii) with respect to acts or omissions involving an absence of good faith, that he believes to be contrary to the best interests of the Company or its stockholders, that involve intentional misconduct or knowing and culpable violation of law, that constitute an unexcused pattern of inattention that amounts to an abdication of his duty to the Company or its stockholders, or that show a reckless disregard for his duty to the Company or its stockholders in circumstances in which he was or should have been aware, in the ordinary course of performing his duties, of a risk of serious injury to the Company or its stockholders, or (iii) based on transactions between the Company and its directors or other corporations with interrelated directors or on improper distributions, loans or guarantees under applicable sections of the Delaware Law. Such limitation of liability also does not affect the availability of equitable remedies such as injunctive relief or rescission. The Company's Bylaws provide that the Company must indemnify its directors and officers to the full extent permitted by the Delaware Law, including circumstances in which indemnification is otherwise discretionary under the Delaware Law, and the Company has entered into indemnification agreements (the "Indemnification Agreements") with its directors providing such indemnity. The Indemnification Agreements constitute binding agreements between the Company and each of the other parties thereto, thus preventing the Company from modifying its indemnification policy in a way that is adverse to any person who is a party to an Indemnification Agreement.

      Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers, and controlling persons of the Company pursuant to the above statutory provisions or otherwise, the Company has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable.

ITEM 16. EXHIBITS

      See the Exhibit Index of this Registration Statement.



ITEM 17. UNDERTAKINGS

      The undersigned Registrant hereby undertakes:

      (1) To file, during any period in which offers or sales are being made, a post-effective amendment to this Registration Statement to include any material information with respect to the plan of distribution not previously disclosed in the Registration Statement or any material change to such information in the Registration Statement;

      (2) That, for the purpose of determining liability under the Securities Act, each such post-effective amendment shall be deemed to be a new Registration Statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof; and

      (3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

      The undersigned Registrant hereby undertakes that, for purposes of determining any liability under the Securities Act, each filing of the Registrant's annual report pursuant to Section 13(a) or 15(d) of the Exchange Act (and, where applicable, each filing of an employee benefit plan's annual report pursuant to Section 15(d) of the Exchange Act) that is incorporated by reference in the registration statement shall be deemed to be a new Registration Statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial BONA FIDE offering thereof.

      Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of the appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

                                   SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Los Angeles, State of California, on August 13, 1999.

                                          AAMES FINANCIAL CORPORATION
                                          (Registrant)



                                          By:  /s/ BARBARA S. POLSKY
                                              ----------------------------------
                                              Barbara S. Polsky
                                              Executive Vice President,
                                              General Counsel and Secretary


                                POWER OF ATTORNEY

      KNOW ALL MEN BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints Barbara S. Polsky and David A. Sklar or any one of them, his attorney-in-fact and agent, with full power of substitution, for him in any and all capacities, to sign any amendments to this Registration Statement on Form S-3, and to file the same, with exhibits thereto and other documents in connection therewith, with the Securities and Exchange Commission, hereby ratifying and confirming all that said attorney-in-fact, or their substitutes, may do or cause to be done by virtue hereof.

      Pursuant to the requirements of the Securities Act of 1933, this Registration Statement on Form S-3 has been signed below by the following persons in the capacities and on the dates indicated.

              SIGNATURE                            TITLE                 DATE
              ---------                            -----                 ----

    /s/ MANI A. SADEGHI                    Interim Chief           August 13, 1999
 ------------------------------------      Executive Officer and
           Mani A. Sadeghi                 Director


   /s/ NEIL B. KORNSWIET                   President and Director  August 13, 1999
 ------------------------------------
          Neil B. Kornswiet


   /s/ DAVID A. SKLAR                      Chief Financial         August 13, 1999
 ------------------------------------      Officer
           David A. Sklar                  (Principal Financial
                                           and Accounting
                                           Officer)


   /s/ STEVEN M. GLUCKSTERN                Chairman of the Board   August 13, 1999
 ------------------------------------
        Steven M. Gluckstern


   /s/ DAVID A. SPURIA                      Director               August 13, 1999
 ------------------------------------
           David A. Spuria

   /s/ ERIC C. RAHE                         Director               August 13, 1999
 ------------------------------------
            Eric C. Rahe


   /s/ ADAM M. MIZEL                        Director               August 13, 1999
 ------------------------------------
            Adam M. Mizel


   /s/ GEORGE W. COOMBE, JR.                Director               August 13, 1999
 ------------------------------------
        George W. Coombe, Jr.


   /s/ CARY H. THOMPSON                     Director               August 13, 1999
 ------------------------------------
          Cary H. Thompson


   /s/ GEORGES C. ST. LAURENT               Director               August 13, 1999
 ------------------------------------
       Georges C. St. Laurent

                                  EXHIBIT INDEX


No.   Item


3.1 Certificate of the Voting Powers, Designations, Preferences and Relative, Participating, Optional or Other Special Rights, and Qualifications, Limitations or Restrictions Thereof, of Series C Convertible Preferred Stock of the Registrant, as filed with the Secretary of State of the State of Delaware on February 10, 1999 (1)

4.1   Form of Specimen Certificate for Rights of the Registrant (2)

5.1   Opinion of Troop Steuber Pasich Reddick & Tobey, LLP

23.1  Consent of PricewaterhouseCoopers LLP (2)

23.2  Consent of Troop Steuber Pasich Reddick & Tobey, LLP (included as part of
      Exhibit 5.1)

24.1 Power of Attorney (included on signature page)

99.1  Form of Instructions to Stockholders as to use of Subscription Rights (2)

99.2 Form of Notice of Guaranteed Delivery for Subscription Rights and Important Tax Information (2)

99.3  Form of Letter to Stockholders who are record holders (2)

99.4  Form of Letter to Stockholders who are beneficial holders (2)

99.5 Form of Subscription Agent Agreement by and between Aames Financial Corporation and ChaseMellon Shareholder Services LLC. (2)

-----------------------------------
(1)Incorporated herein by reference to Exhibit 3.4 of the Registrant's Quarterly Report on Form 10-Q, filed with the Commission on February 22, 1999.
(2) To be filed by amendment.


                                    Page 44